2001 ANNUAL REPORT


seed Festival
PIZZA

ENTERPRISE BANCORP, INC.

parent company of ENTERPRISE BANK AND TRUST COMPANY

Enterprise Bancorp, Inc. And Enterprise Bank And Trust Company Board Of Directors

Seated from left to right:
John R. Clementi; Richard W. Main, President; Kathleen M. Bradley; Carole A. Cowan;
Arnold S. Lerner, Vice Chairman and Clerk

Standing from left to right:
Walter L. Armstrong; Michael A. Spinelli, Assistant Clerk; Eric W. Hanson; Lucy A. Flynn;
George L. Duncan, Chairman and CEO; John P. Harrington; Gerald G. Bousquet; Nancy L. Donahue;
Charles P. Sarantos; Philip S. Nyman, Bank Counsel.
Absent when photo was taken: James F. Conway, III; Kenneth S. Ansin



Photo was taken prior to the December 11, 2001 Board of Directors Meeting in the library of the Stonehedge Inn, Tyngsboro, Massachusetts. The Stonehedge Inn is a new commercial customer of Enterprise Bank.

Selected Consolidated Financial Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	($ in thousands, except per share data)				
EARNINGS DATA					
Net interest income	$ 27,423	$ 22,017	$ 17,239	$ 15,721	$ 13,800
Provision for loan losses	2,480	603	270	1,030	320
Net interest income after provision for loan losses	24,943	21,414	16,969	14,691	13,480
Non-interest income	4,564	3,169	2,608	2,441	1,929
Net gains (losses) on sales of investment securities	941	129	183	476	(37)
Non-interest expense	23,800	19,966	14,188	12,651	10,815
Income before income taxes	6,648	4,746	5,572	4,957	4,557
Income tax expense	1,744	1,142	1,489	1,456	1,645
Net income	$ 4,904	$ 3,604	$ 4,083	$ 3,501	$ 2,912
COMMON SHARE DATA[1]					
Basic earnings per share	$ 1.43	$ 1.08	$ 1.28	$ 1.11	$ 0.93
Diluted earnings per share	1.39	1.07	1.22	1.06	0.91
Book value per share at year-end[2]	11.38	10.17	9.35	8.27	7.34
Dividends paid per share	0.2875	0.2500	0.2100	0.1750	0.1625
Basic weighted average shares outstanding	3,432,255	3,322,364	3,187,292	3,165,134	3,152,924
Diluted weighted average shares outstanding	3,530,965	3,369,025	3,335,338	3,299,432	3,224,054
YEAR-END BALANCE SHEET AND OTHER DATA					
Total assets	$ 630,544	$ 572,814	$ 443,095	$ 360,481	$ 322,623
Loans	376,327	312,017	261,308	215,342	180,702
Allowance for loan losses	8,547	6,220	5,446	5,234	4,290
Investment securities at fair value	197,060	185,184	153,427	114,659	112,886
Federal funds sold	6,500	28,025	-	6,255	3,775
Deposits, repurchase agreements, and escrow	571,863	520,882	362,915	329,968	294,908
FHLB borrowings	470	470	50,070	470	1,420
Trust preferred securities	10,500	10,500	-	-	-
Total stockholders' equity[2]	39,404	34,670	30,207	26,202	23,210
Mortgage loans serviced for others	21,646	25,699	24,001	26,491	27,307
Investment assets under management	311,648	289,284	216,731	195,361	165,658
Total assets, investment assets under management, and mortgage loans serviced for others	963,838	887,797	683,827	582,333	515,588
RATIOS					
Net income to average total assets[2]	0.81%	0.71%	1.06%	1.03%	0.95%
Net income to average stockholders' equity[2]	13.30%	11.07%	14.59%	14.25%	13.38%
Allowance for loan losses to loans	2.27%	1.99%	2.08%	2.43%	2.37%
Stockholders' equity to assets[2]	6.28%	6.07%	6.78%	7.29%	7.21%

[1] On January 4, 1999 the company effected a 2:1 split of its common stock through the payment of a stock dividend. All common share data has been adjusted to reflect the stock split.

[2] Excludes the effect of SFAS No. 115. See Note 1 to the consolidated financial statements in Item 8 for the accounting policy on investment securities.

Dedication

It is with a profound sense of compassion and loss that we dedicate our 2001 annual report to the 16 local victims who perished in the horrific events of September 11. We also remember in a special way the families whose lives were forever changed that day. No one public event in recent memory has so marked the consciousness, and strengthened the commitment and resolve of our generation more than the tragedy of September 11.

We also dedicate this report to the 475 local individuals, student groups, and organizations that joined with the Enterprise Bank Board of Directors and employees in raising funds to provide assistance to the local families. Families elected to take either immediate financial aid or to direct memorial contributions to local non-profits in the name of their loved ones. Together, we raised in excess of $112,500, including a $50,000 special gift voted by our bank's Board of Directors. Your kindness and generosity will long be remembered.

Dear Shareholders, Customers, Employees and Friends:

Traditionally, the analysis of financial data is the focal point in any annual report. In 2001, however, one number comes to mind above all others - 9/11. Elsewhere in our report, we address Enterprise Bank's response to the 9/11 tragedy. However, for now, let us state that 9/11 marked the year 2001 in a most indelible manner.

The painting on the cover of our 2001 annual report, "Johnny Appleseed Festival," hangs in the lobby of our Leominster office. It captures the strong spirit and vibrancy of the Leominster community. A true entrepreneur in his day, Johnny Appleseed (born John Chapman, 1774), is a popular folk hero in the North Central Massachusetts region, as well as nationwide. Johnny was an innovative thinker, industrious businessman and enterprising citizen. During his travels throughout the frontier, he spent countless hours enhancing the environment by planting seeds which eventually grew into fruit trees.[1] The "Johnny Appleseed Festival," a popular event held every September during apple-picking season, brings together thousands of residents to share community spirit and pride. The wisdom of our decision to expand in the North Central region is supported in numerous ways. First, in less than 7 years, our Leominster office has exceeded $70,000,000 in deposits; the potential growth of industry and business in the North Central region makes it a "hot spot" in Massachusetts, according to current state statistics; the receptivity of the Leominster community to a strong, independent community bank such as Enterprise, bodes well for further growth and increased profitability for years to come. We have heard comments from numerous segments of the community about the potential for Enterprise Bank's expansion in the region. We are actively seeking a second site in North Central Massachusetts, in the Fitchburg area, and we hope to have concrete news for our stockholders on this topic later in 2002.



Financial Results

2001 was a year of outstanding growth and progress at Enterprise Bank, with our success readily apparent by a 36% increase in net income over 2000. As the year began, we focused our efforts in order to successfully accomplish

Net Income
($ in thousands)


$2,912
$3,501
$4,083
$3,604
$4,904
1997
1998
1999
2000*
2001

Decrease in net income in 2000 was principally due to expenses associated with a number of strategic initiatives, including the purchase of two branches from Fleet Bank.

[1] http://www.ccmr.cornell.edu/-weeds/SchoolPages/Appleseed/history.html

several strategic objectives. The bank's goals were to continue to grow assets and loans; to significantly increase net income; to remain "state-of-the-art" in the technological arena in order to increase overall profitability and efficiency; to increase our presence in the trust, insurance, and investment management sectors; and to expand our market share. We are pleased to report that we successfully achieved our objectives while remaining firmly committed to our overall mission: to increase long-term shareholder value; to provide a stimulating and rewarding environment to our employees; to offer our customers the highest level of 5-star service, superior products, competitive pricing; and to make a positive and meaningful contribution to the communities we serve.
We feel our strategy has been a sound one, and our net income increase is a testament to careful planning and wise decision-making on the part of our Board of Directors and senior management. During 2001, the bank added $2,480,000 to the allowance for loan losses compared to $603,000 in 2000. Although our loan quality remains strong, the general decline in investor confidence and stock portfolio values, the downturn in the technology and e-commerce industries in particular, and high-profile negative headlines concerning the Enron and K-mart bankruptcies, which has yet to fully ripple through the economy, have created significant economic concern and reasons to increase our loan loss provision. Assets, deposits plus repurchase agreements, loans and investment assets under management totaled $630,544,187, $571,862,845, $376,326,933 and $311,648,119 respectively on December 31, 2001, increases of 10%, 10%, 21%, and 8% over 2000. Total assets, investment assets under management and mortgage loans serviced for others totaled $963.8 million, an increase of 9% over 2000. With strong business development efforts in place, our goal is to exceed the $1 billion mark in 2002. Reaching the $1 billion goal will be an impressive achievement for an independent community bank in existence just over 13 years.

Total Assets
($ in millions)


$323
$360
$443
$573
$631
1997
1998
1999
2000
2001

A major ongoing goal is to increase market share. Each year on June 30, the FDIC reports deposit market share for communities in Massachusetts. Combining statistics for the towns of Billerica, Chelmsford, Dracut, Lowell, Tewksbury, and Westford,[2] Enterprise is now ranked #1, replacing Fleet Bank. This is truly remarkable growth and a testament to our strong financial position, solid reputation, and aggressive business

[2]Market share is reported periodically against statistics set by the FDIC and as such, data does not include credit unions.

development efforts. To put our market share expansion into historic perspective, in 1999, our ranking was #5, in 2000, it was #4. We are very pleased with the above results and as importantly, very enthused about the potential for increased growth in the years ahead. Statistics show, although we are now #1 in our area, there is a large amount of additional business still available for us to attract to Enterprise in the future.

Technology

Since the mid 1990s, the role of technology has taken center stage at Enterprise. Technology is a vehicle to increase profitability, grow our present customer base by continually introducing new products and services, and take advantage of new business opportunities. Technological advances provide the means to constantly enhance our product line and allow our customers additional channels by which to transact a wide array of financial services. Our "bricks and clicks" strategy is now a core philosophy at Enterprise. While we take great pride in our physical infrastructure (our branches), we are always seeking new ways to increase business via Internet banking. Each year, our on-line customer base increases dramatically, and we are in agreement with current industry data which indicates over 50% of commercial customers will do some portion of their business banking over the Internet within the next several years.[3]

Lending

Increased loan volume of 21% fueled the bank's growth. Our lenders continue to explore new and creative ways to meet the needs of our growing customer base. In 2001, we established a new lending vehicle. Investment clients can now take advantage of assets under management at Enterprise as they are eligible to use such investments as collateral (non-IRA products) and hence, lower their borrowing costs on qualifying loans, thus avoiding the need to liquidate investment accounts. Furthermore, as our portfolio grows, we are able to handle larger commercial loan customers up to $10 million, who might otherwise have had to pursue options with multi-regional banks. In almost every instance, customers find that Enterprise is uniquely positioned to handle all their financial needs, while remaining committed to the personalized, one-on-one service a community bank can provide. Our lenders also seek out loan participation opportunities with other financial

Loans
($ in millions)

1997	1998	1999	2000	2001
$181	$215	$261	$312	$376

[3]Financial Trends, October 2001

institutions, thereby constantly increasing the bank's outreach to new markets. However, the success of all our lending initiatives is measured in loan quality, not quantity, and we remain dedicated to this principle.

The Mortgage Center posted impressive growth in 2001. Residential and home equity loan volume increased by approximately 80% over 2000 levels. We feel our Mortgage Center, with its highly-competitive products and services, is well suited to effectively compete in today's rate-sensitive environment. The bank's construction lending products have positioned Enterprise as a leader in this area. With our knowledgeable mortgage staff available to meet with customers in the bank or on site, we look forward to opportunities for growth in the years ahead.

Total Deposits and Repurchase Agreements
($ in millions)


$295
$330
$363
$521
$572
1997
1998
1999
2000
2001

Throughout the year, aggressive business development efforts continued in all markets. Our officers completed over 7,400 calls in 2001 to customers seeking additional business opportunities, to referrals from existing customers, and to prospective customers, including new and start-up businesses in our marketplace. We hosted business development programs in numerous areas – Billerica, Chelmsford, and Tewksbury, with additional programs planned in Leominster and Dracut this spring. Business forums provide a great opportunity for us to share information about new products and services, including investment management, cash management and insurance, with a wide audience. Forums also provide a network for our customers to interact with one another while focusing on economic issues of concern to the business community at large.

New Initiatives

Enterprise affiliates, including *Enterprise Insurance Services*, also experienced steady growth in 2001. Though less than a year old, *Enterprise Insurance Services* has been very well received by customers and prospective customers alike. In partnership with The McCarthy Companies, Inc., a nationally recognized risk-management solutions organization headquartered in Wilmington, *Enterprise Insurance Services* is now positioned to offer "one stop" delivery on the highest quality of competitive insurance products and services. Our insurance division provides property and casualty insurance, employee benefit programs, retirement plans and risk-management solutions tailored to serve the specific insurance needs of businesses representing a diverse range of industries within our markets. We find that our present commercial customers are interested in exploring additional avenues while reducing their insurance costs. We also feel that *Enterprise Insurance Services* will increasingly become a conduit to bring many new business relationships to our bank.

Enterprise Investment & Brokerage Services guarantees outstanding personal service to clients, offered by local professionals who customers know and trust. Our brokerage division provides access to the most prestigious investment houses in the marketplace, such as Fidelity, Putnam, Oppenheimer, and Pioneer Investments. *Enterprise Investment & Brokerage Services* also ensures cost savings to our investment clients as our rate structure is very competitive and traditionally lower than regional investment houses. We have worked hard to position ourselves to become the #1 investment team in our marketplace, and we look forward to additional growth opportunities in the investment area for years to come.

Total Assets, Investment Assets Under Management, and Mortgage Loans Serviced for Others
($ in millions)


$516
$582
$684
$888
$964
1997
1998
1999
2000
2001

Construction is on schedule at our new Lowell Connector branch (430 Gorham Street), with the Grand Opening set for April 29. We are confident that our new state-of-the-art office will be a tremendous addition to our branch network. With easy accessibility to downtown Lowell, and the surrounding towns of Billerica and Chelmsford, our new branch is conveniently located at the entrance of the Lowell Connector and less than a fifteen-minute drive for the majority of our customer base.

Recent Recognition

Throughout 2001, Enterprise Bank received important ratings. The bank received an "outstanding" rating from both the FDIC and the Massachusetts State Banking Commission for its community reinvestment endeavors. These prestigious ratings demonstrate the bank's responsiveness to the credit needs of our citizens, our investments in our community, and our service activity and involvement in community organizations. Less than 25% of banks receive an "outstanding" rating from the State, while less than 20% receive such a rating from the FDIC. CRA activity is a grassroots effort at Enterprise. Employees, officers, and directors all share in the bank's commitment to our community. Enterprise Bank also received regional and national recognition in 2001. Bauer Financial

Services, a nationally-recognized financial services rating firm, ranked Enterprise Bank as one of the safest banks in the country (awarded September 2001, most recent listing available), and Danielson Associates, in an April 2001 report, again lists Enterprise Bank as the highest-earning commercial bank (along the Atlantic Seaboard from Maine to South Carolina) that opened for business in 1989. Danielson Associates, Inc. is a highly-respected consulting firm headquartered in Maryland.


CO

President/Chief Lending Officer Richard Main and Chairman/CEO George L. Duncan viewing plans of the new Lowell Connector office at 430 Gorham Street.

Although we are optimistic about the year ahead, we are sobered by the political and economic variables on the horizon. The ramifications of 9/11, the current upheaval in the business climate due to the Enron issue and other business failures, create an aura of concern and caution. However, we are confident that Enterprise Bank is well positioned to meet the many challenges, and their inherent opportunities, that lie ahead.

We are proud of our many accomplishments in 2001, including our market share penetration, earnings growth, and the significantly above-market increase in our stock as compared to market indexes.[4] Our past record of success at Enterprise strengthens our belief that the bank's future holds great promise, and that the best years for our bank – and our stockholders – are yet to come!

Sincerely,

George L. Duncan
Chairman/Chief Executive Officer

Richard W. Main
President/Chief Operating Officer
Chief Lending Officer

[4]See the Comparative Performance Graph in the 2002 proxy statement.

Promotions

In 2001, eighteen Enterprise Bankers were recognized for their superior work ethic, personal dedication to the highest standards of excellence in community banking, and commitment to provide 5-star service to every customer. Promotions are not the result of an individual's personal effort during any one specific year but rather, the culmination of many years of professional training, continuing education, team effort, community involvement, and hard work.

Congratulations to those listed below and best wishes for continued success in the years ahead.



Seated, from left to right: Lauretta T. Doyle, Document Prep Manager; Jamie Wallace, Human Resources Officer
Standing from left to right: Mark D. Owen, Construction Lending Officer; Brian M. Collins, eCommerce Officer; Donald R. Trudel, Information Systems Officer.



Seated, from left to right: Sarah Duffy, AVP/Branch Manager; Helen Parent, VP/Customer Sales & Service Center; Carolyn Mansour, VP/Senior Business Analyst
Standing from left to right: Denise Marcaurelle, AVP/Branch Manager; Susan M. Gallery, VP/Trust Officer; Tracy Clement, AVP/Branch Manager.

Absent when photo was taken: Bonnie J. Brown, VP/Auditor; Jeannette S. Sheehan, VP/Human Resources Manager; Ryan C. Dunn, AVP/Commercial Lending; Richard S. Chávez, AVP/Commercial Lending.



From left to right: Robert P. Gallo, VP/Commercial Lending; Cheryl A. Gaudreau, AVP/Branch Manager; Steven L. Groccia, SVP/Commercial Lending.

The Enterprise Bankers partnered with the community in responding to the events of 9/11.

The Enterprise Bank 9/11 Fund, a component fund of the Greater Lowell Community Foundation, received strong and enthusiastic support from the Greater Lowell and Leominster communities.

Many organizations, student groups and individuals joined together to help our neighbors during this tragic period in our nation's history. Local groups welcomed the opportunity to increase the effectiveness of their individual fundraising efforts as Enterprise Bank matched all contributions up to a total of $50,000.00.

Executive Vice President John P. Clancy and Senior Vice President Mary Ellen Fitzpatrick express the bank's appreciation to Lowell City Councilor Armand Mercier, who made a generous gift to the 9/11 drive.

Assistant Vice President and Branch Manager Denise Marcaurelle stopped by the McCarthy Middle School in Chelmsford to accept donations from students in the 7th and 8th grades.



President Richard W. Main congratulates students and faculty from Notre Dame Academy, Tyngsboro, for their outstanding efforts on behalf of the Enterprise Bank 9/11 Fund.



Senior Vice President Barry Pearson congratulates Kelly O'Dea from the Customer Sales and Service Department on her personal efforts on behalf of the Enterprise 9/11 Fund. Kelly made an American Flag quilt, which raised over $400 in a raffle.



President Richard W. Main thanks students from the nursing program at UMass Lowell for their help with the 9/11 drive. Students held car washes, bake sales and sold red, white and blue ribbons on campus.



Members of the Lowell High School Latin Lyceum program joined together to raise funds for the local victims of 9/11. Executive Vice President Robert R. Gilman visited the high school to collect their donation and express the bank's appreciation to the students.

Celebration of Success 2002

Each year, the employees of Enterprise Bank join in celebrating the bank's success. Employees are lauded for their outstanding contributions in sales, community reinvestment activity, customer service, business development, deposit, loan and branch growth, to list some of the many categories recognized.

Enterprise's recent *Celebration of Success* was held on February 6, 2002 at the Westford Regency Hotel. The bank closed at noon on that day so that all employees could participate in this important event.



U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

[X] *ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934*
For the fiscal year ended **December 31, 2001**
OR
[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number **0-21021**

Enterprise Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	**04-3308902**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

222 Merrimack Street, Lowell, Massachusetts, 01852
(Address of principal executive offices) (Zip code)

(978) 459-9000
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes..**X**... No.......

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of a specified date within 60 days prior to the date of filing. **$44,025,167** as of February 28, 2002

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: **February 28, 2002**, Common Stock - Par Value $0.01: **3,462,349** shares outstanding

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the issuer's proxy statement for its annual meeting of stockholders to be held on May 7, 2002 are incorporated by reference in Part III of this Form 10-K. Such information incorporated by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

ENTERPRISE BANCORP, INC.
TABLE OF CONTENTS

		Page Number
PART I		
Item 1	Business	3
Item 2	Properties	18
Item 3	Legal Proceedings	18
Item 4	Submission of Matters to a Vote of Security Holders	18
PART II		
Item 5	Market for Registrant's Common Equity and Related Stockholder Matters	19
Item 6	Selected Financial Data	20
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8	Financial Statements	36
Item 9	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	67
Part III		
Item 10	Directors and Executive Officers of the Registrant	67
Item 11	Executive Compensation	68
Item 12	Security Ownership of Certain Beneficial Owners and Management	68
Item 13	Certain Relationships and Related Transactions	68
Part IV		
Item 14	Exhibits and Reports on Form 8-K	68

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements that are other than statements of historical fact. Enterprise Bancorp, Inc. (the "company") wishes to caution readers that the following important factors, among others, may adversely affect the company's future results and could cause the company's results for subsequent periods to differ materially from those expressed in any forward-looking statement made herein: (i) the effect of unforeseen changes in interest rates; (ii) the effect of changes in the business cycle and downturns in the local, regional or national economies, including unanticipated deterioration in the local real estate market; (iii) changes in asset quality and unanticipated increases in the company's reserve for loan losses; (iv) the effect on the company's competitive position within its market area of the increasing competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (v) the effect of technological changes and unanticipated technology-related expenses; (vi) the effect of unforeseen changes in consumer spending; (vii) the effect of changes in laws and regulations that apply to the company's business and operations and unanticipated increases in the company's regulatory compliance costs; (viii) unanticipated increases in employee compensation and benefit expenses; and (ix) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board.

PART I

Item 1. Business

THE COMPANY

General

Enterprise Bancorp, Inc. (the "company") is a Massachusetts corporation, which was organized on February 29, 1996, at the direction of Enterprise Bank and Trust Company, a Massachusetts trust company (the "bank"), for the purpose of becoming the holding company for the bank. On July 26, 1996, the bank became the wholly owned subsidiary of the company and the former shareholders of the bank became shareholders of the company. The business and operations of the company are subject to the regulatory oversight of the Board of Governors of the Federal Reserve System. To the extent that this report contains information as of a date or for a period prior to July 26, 1996, such information pertains to the bank. The company had no material assets or operations prior to completion of the holding company reorganization on July 26, 1996.

Substantially all of the company's operations are conducted through the bank. The bank is a Massachusetts trust company, which commenced banking operations on January 3, 1989. The bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount provided by law. The FDIC and the Massachusetts Commissioner of Banks (the "Commissioner") have regulatory authority over the bank.

The company's headquarters and the bank's main office are located at 222 Merrimack Street in Lowell, Massachusetts. Additional branch offices are located in the Massachusetts cities and towns of Billerica, Chelmsford, Dracut, Leominster, Tewksbury, and Westford. The bank's deposit gathering and lending activities are conducted primarily in the city of Lowell and the surrounding Massachusetts towns of Andover, Billerica, Chelmsford, Dracut, Tewksbury, Tyngsboro, and Westford and in the cities of Leominster and Fitchburg. The bank offers a range of commercial, consumer and trust services with a goal of satisfying the needs of individuals, professionals and growing businesses.

Lending

The bank specializes in lending to growing businesses, corporations, partnerships, non-profits, professionals and individuals. Loans made by the bank to businesses include commercial mortgage loans, loans guaranteed by the Small Business Administration (SBA), construction loans, revolving lines of credit, working capital loans, equipment financing, asset-based lending, letters of credit and loans under various programs issued in conjunction with the Massachusetts Development Finance Agency and other agencies. The bank also originates equipment lease financing for businesses. Loans made by the bank to individuals include residential mortgage loans, home equity loans, residential construction loans, unsecured and secured personal lines of credit and mortgage loans on investment and vacation properties.

At December 31, 2001, the bank had loans outstanding of $376.3 million, which represented 59.7% of the company's total assets. The interest rates charged on loans vary with the degree of risk, maturity and amount, and are further subject to competitive pressures, market rates, the availability of funds, and legal and regulatory requirements.

At December 31, 2001, the bank's statutory lending limit, based on 20% of capital, to any single borrower was approximately $9.9 million, subject to certain exceptions provided under applicable law. At December 31, 2001, the bank had no outstanding lending relationships or commitments in excess of the legal lending limit.

The following table sets forth the loan balances for certain loan categories at the dates indicated and the percentage of each category to total loans, excluding deferred fees.

	December 31,									
	2001		2000		1999		1998		1997	
($ in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Comm'l real estate	$ 159,117	42.1%	$ 120,390	38.5%	$ 104,940	40.0%	$ 80,207	37.1%	$ 66,836	36.8%
Commercial	94,762	25.1%	84,284	26.9%	68,177	26.0%	55,570	25.7%	42,202	23.2%
Residential mortgages	59,967	15.9%	57,037	18.2%	50,156	19.1%	44,680	20.7%	42,648	23.5%
Home equity	24,594	6.5%	21,229	6.8%	14,135	5.4%	13,436	6.2%	12,203	6.7%
Construction	32,428	8.6%	21,894	7.0%	18,198	6.9%	16,637	7.7%	13,149	7.2%
Consumer	6,697	1.8%	8,210	2.6%	6,672	2.6%	5,682	2.6%	4,657	2.6%
Deferred fees	(1,238)		(1,027)		(970)		(870)		(993)	
Total loans	376,327	100.0%	312,017	100.0%	261,308	100.0%	215,342	100.0%	180,702	100.0%
Allowance for Loan losses	8,547		6,220		5,446		5,234		4,290	
Net loans	$ 367,780		$ 305,797		$ 255,862		$ 210,108		$ 176,412	

Commercial, Commercial Real Estate and Construction Loans

The following table sets forth scheduled maturities of commercial, construction and commercial real estate loans in the bank's portfolio at December 31, 2001. The following table also sets forth the dollar amount of loans which are scheduled to mature after one year which have fixed or adjustable rates.

($ in thousands)	Commercial	Construction	Commercial Real Estate
Amounts due:			
One year or less	$ 2,907	$ 11,825	$ 2,379
After one year through five years	31,247	1,322	11,096
Beyond five years	60,608	19,281	145,642
	$ 94,762	$ 32,428	$ 159,117
Interest rate terms on amounts due after one year:			
Fixed	$ 18,581	$ 3,821	$ 19,725
Adjustable	73,274	16,782	137,013

Scheduled contractual maturities do not reflect the actual maturities of loans. The average maturity of loans will be shorter than their contractual terms principally due to prepayments.

Commercial loans include working capital loans, equipment financing (including equipment leases), standby letters of credit, term loans and revolving lines of credit. Construction loans include construction loans to both individuals and businesses. Included in commercial loans are loans under various Small Business Administration programs amounting to $5.0 million, $4.6 million, and $4.0 million as of December 31, 2001, 2000, and 1999, respectively.

Commercial, commercial real estate and construction loans secured by apartment buildings, office facilities, shopping malls, raw land or other commercial property, were $264.0 million at December 31, 2001, representing an increase of $52.5 million, or 24.8%, from the previous year. This compares to an increase of $31.4 million, or 17.5%, from 1999 to 2000. Included in commercial and construction loan amounts are unsecured commercial loans and residential construction loans outstanding of $19.0 million and $3.3 million at December 31, 2001, representing an increase of $7.6 million in unsecured commercial loans and a decrease of $0.3 million in residential construction from the previous year. The growth in 2001 is a reflection of the bank's customer-call efforts, service culture, continued effective advertising and increased market penetration.

Commercial real estate lending may entail significant additional risks compared to residential mortgage lending. Loan size is typically larger and payment experience on such loans can be more easily influenced by adverse conditions in the real estate market or in the economy in general. Construction financing involves a higher degree of risk than long term financing on improved occupied real estate. Property values at completion of construction or development can be influenced by underestimation of the construction costs that are actually expended to complete the project. Thus, the bank may be required to advance funds beyond the original commitment in order to finish the development. If projected cash flows to be derived from the loan collateral or the values of the collateral prove to be inaccurate, for example because of unprojected additional costs or slow unit sales, the collateral may have a value that is insufficient to assure full repayment. Funds for construction projects are disbursed as pre-specified stages of construction are completed.

The construction lending committee, consisting of five members of the board of directors, meets quarterly to review a sample of loan projects included in the construction loan portfolio. The construction lending committee also reviews current portfolio statistics, as well as current market conditions and issues relating to the construction and real estate development industry. The bank has an independent, internal loan review function that assesses the compliance of loan originations with the bank's internal policies and underwriting guidelines and monitors ongoing quality of the loan portfolio. The bank also contracts with an external loan review company to review loans in the loan portfolio, on a pre-determined schedule, based on the type, size, rating, and overall risk of the loan. In addition, a loan review committee, consisting of senior lending officers and loan review personnel, meets on a periodic basis to discuss loans on the bank's internal "watch list" and classified loan report. The overdue loan review committee, consisting of six members of the board of directors, also meets quarterly to review and assess all loan delinquencies.

The bank has also established an internal credit review committee, consisting of senior lending officers and loan review personnel. The committee meets on an as needed basis to review loan requests for certain commercial borrowers where the total committed amount to the borrower exceeds $2.5 million, as well as other borrower relationships recommended for discussion by committee members. The bank's executive committee approves loans exceeding $2.5 million and the bank's board of directors also approves loans exceeding $5.0 million.

Residential Loans

The bank makes conventional mortgage loans on single family residential properties with original loan-to-value ratios generally up to 95% of the appraised value of the property securing the loan. These residential properties serve as the primary homes of the borrowers. The bank also originates loans on one to four family dwellings and loans for the construction of owner-occupied residential housing, with original loan-to-value ratios generally up to 80% of the property's appraised value.

Residential mortgage loans made by the bank have traditionally been long-term loans made for periods of up to 30 years at either fixed or adjustable rates of interest. Depending on the current interest rate environment, management projections of future interest rates and a review of the asset/liability position of the bank, management may elect to sell or hold for the bank's portfolio residential loan production. The bank generally sells fixed rate residential mortgage loans and puts variable rate loans into the bank's portfolio. The bank may retain or sell the servicing when selling the loans. The decision to hold or sell new loan production is made in conjunction with the overall asset/liability management program of the bank. Long-term fixed rate residential mortgage loans are generally originated using underwriting standards and standard documentation allowing their sale in the secondary market. All loans sold are currently sold without recourse.

Residential mortgage loans were $60.0 million at December 31, 2001, representing an increase of $2.9 million, or 5.1%, from the previous year. This compares to an increase of $6.9 million, or 13.7%, in 2000 from 1999. Residential loan origination volume, including both loans sold and retained, increased in 2001 over 2000 due to a continued favorable real estate market, and an increase in demand for refinancing existing mortgages resulting from a decrease in interest rates during the period.

Home Equity Loans

Home equity loans are originated for the bank's portfolio for single family residential properties with maximum original loan-to-value ratios generally up to 80% of the appraised value of the property securing the loan. Home equity loans generally have fixed interest rates for a period of one or three years and subsequently adjust monthly based on changes in the prime rate.

Home equity loans were $24.6 million at December 31, 2001, representing an increase of $3.4 million, or 15.9%, from the previous year. This compares to an increase of $7.1 million, or 50.2%, in 2000 from 1999. The increase in the outstanding loan balance in 2001 was not as significant as the increase in 2000 due to the increased volume in 2001 in residential mortgage refinancing, which resulted from a decrease in interest rates during 2001.

Consumer Loans

Consumer loans primarily consist of secured or unsecured personal loans and overdraft protection lines extended to individual customers.

Consumer loans were $6.7 million at December 31, 2001, representing a decrease of $1.5 million or 18.4%, from the previous year. This compares to an increase of $1.5 million, or 23.1%, in 2000 from 1999.

Risk Elements

Non-performing assets consist of non-accruing loans, loans past due greater than 90 days and still accruing and other real estate owned ("OREO"). Loans, on which the accrual of interest has been discontinued, including some impaired loans, are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or generally when a loan becomes contractually past due by 60 days or a mortgage loan becomes contractually past due by 90 days with respect to interest or principal. In certain instances, loans that have become 90 days past due may remain on accrual status if the value of the collateral securing the loan is sufficient to cover principal and interest and the loan is in the process of collection or if the principal and interest is guaranteed by the federal government or an agency thereof. OREO consists of real estate acquired through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure. Non-performing loans include both non-accrual loans and loans past due 90 days or more but still accruing. Loans for which management considers it probable that not all contractual principal and interest will be collected are designated as impaired loans.

Restructured loans are those where interest rates and/or principal payments have been restructured to defer or reduce payments as a result of financial difficulties of the borrower. Total restructured loans outstanding as of December 31, 2001 and 2000 were $1.4 million and $0.2 million, respectively. Accruing restructured loans as of December 31, 2001 and 2000 were $146,000 and $167,000, respectively.

Additional information regarding these risk elements is contained in Item 7, Management Discussion and Analysis, and Item 8, Financial Statements, contained in this report and under the heading "*Allowance for Loan Losses*" below.

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses for the periods indicated:

($ in thousands)	2001	2000	1999	1998	1997
	Years Ended December 31,				
Average loans outstanding	$ 340,593	$ 285,792	$ 232,843	$ 200,491	$ 162,594
Balance at beginning of year	$ 6,220	$ 5,446	$ 5,234	$ 4,290	$ 3,895
Charged-off loans:					
Commercial	182	229	63	87	165
Commercial real estate	-	-	-	-	125
Construction	-	-	100	-	-
Residential mortgage	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer	43	57	9	53	11
Total charged-off	225	286	172	140	301
Recoveries on loans previously charged-off:					
Commercial	28	24	54	6	52
Commercial real estate	-	48	2	-	155
Construction	-	100	25	-	-
Residential mortgage	20	-	-	6	2
Home equity	-	25	5	7	40
Consumer	24	10	28	35	127
Total recoveries	72	207	114	54	376
Net loans charged-off (recovered)	153	79	58	86	(75)
Provision charged to operations	2,480	603	270	1,030	320
Addition related to acquired loans	-	250	-	-	-
Balance at December 31	$ 8,547	$ 6,220	$ 5,446	$ 5,234	$ 4,290
Net loans charged-off (recovered) to average loans	0.04%	0.03%	0.02%	0.04%	(0.05%)
Net loans charged-off (recovered) to Allowance for loan loss	1.79%	1.27%	1.07%	1.64%	(1.75%)
Allowance for loan losses to loans	2.27%	1.99%	2.08%	2.43%	2.37%
Allowance for loan losses to non-performing loans	455.60%	575.93%	184.86%	384.85%	384.06%
Recoveries to charge-offs	32.18%	72.38%	66.28%	38.57%	124.92%

The ratio of the allowance for loan losses to non-performing loans was 455.60% at December 31, 2001 compared to 575.93% and 184.86% at December 31, 2000 and 1999, respectively. The decrease in 2001 resulted from an increase in nonperforming loans and a weakened economy during 2001. Management regularly reviews the level of non-accrual loans, levels of charge-offs and recoveries, levels of outstanding loans, and known and inherent risks in the nature of the loan portfolio. Based on this review, and taking into account considerations of loan quality, management determined that the allowance for loan loss was adequate at December 31, 2001. During 2001, the bank added approximately $2.5 million to the allowance for loan losses compared to $0.6 million for the same period in 2000. Management felt that it was prudent to increase the allowance for loan losses in light of the economic uncertainty during this period.

The following table represents the allocation of the bank's allowance for loan losses and the percentage of loans in each category to total loans for the periods ending on the respective dates indicated:

($ in thousands)	2001 Amount	2001 %	2000 Amount	2000 %	1999 Amount	1999 %	1998 Amount	1998 %	1997 Amount	1997 %
	December 31,									
Comm'l real estate	$ 3,565	42.1%	$ 2,598	38.5%	$ 2,312	40.0%	$ 2,591	37.1%	$ 2,161	36.8%
Commercial	2,482	25.1%	2,120	26.9%	1,490	26.0%	1,111	25.7%	844	23.2%
Construction	776	8.6%	487	7.0%	926	6.9%	665	7.7%	338	7.2%
Residential mortgage	999	15.9%	875	18.2%	635	19.1%	568	20.7%	525	23.5%
Consumer	133	8.3%	140	9.4%	83	8.0%	194	8.8%	167	9.3%
Unallocated	592		-		-		105		255	
Total	$ 8,547	100.0%	$ 6,220	100.0%	$ 5,446	100.0%	$ 5,234	100.0%	$ 4,290	100.0%

There was no unallocated reserve as of December 31, 2000. The increase in the unallocated reserve to $0.6 million at December 31, 2001 resulted from increasing the provision for loan losses in the 3rd and 4th quarters of 2001. Management felt that it was prudent to increase the allowance for loan losses in light of the economic uncertainty during this period, especially after September 11, 2001. The allocation of the allowance for loan losses above reflects management's judgment of the relative risks of the various categories of the bank's loan portfolio. This allocation should not be considered an indication of the future amounts or types of possible loan charge-offs.

The following table sets forth information regarding non-performing assets, restructured loans and delinquent loans 30-89 days past due as to interest or principal, held by the bank at the dates indicated:

($ in thousands)	December 31, 2001	2000	1999	1998	1997
Non-accrual loans*	$ 1,874	$ 1,054	$ 2,898	$ 1,263	$ 1,043
Accruing loans > 90 days past due	1	26	48	97	74
Total non-performing loans	1,875	1,080	2,946	1,360	1,117
Other real estate owned	-	-	-	304	393
Total non-performing assets	$ 1,875	$ 1,080	$ 2,946	$ 1,664	$ 1,510
Restructured loans not included above	$ 146	$ 167	$ 514	$ 538	$ 260
Delinquent loans 30-89 days past due	1,119	425	1,785	1,473	2,074
Non-performing loans: Loans	0.50%	0.35%	1.13%	0.63%	0.62%
Non-performing assets: Total assets	0.30%	0.19%	0.66%	0.46%	0.47%
Delinquent loans 30-89 days past due: Loans	0.30%	0.14%	0.68%	0.68%	1.15%

* Impaired loans included in non-accrual loans as of December 31, 2001 and 2000 were $1.3 million and $0.5 million, respectively. The increase in impaired loans in 2001 from 2000 resulted primarily from two borrowers.

Non-accrual loans increased by $0.8 million, to $1.9 million at December 31, 2001, as compared to the prior year. The increase was primarily attributable to a weakened economy during 2001. The level of non-performing assets is largely a function of economic conditions and the overall banking environment. Continuing adverse conditions in the local, regional or national economy could result in a further increase to non-performing assets in the future, despite prudent loan underwriting.

Investment Activities

The investment activity of the bank is an integral part of the overall asset/liability management program of the bank. The investment function provides readily available funds to support loan growth as well as to meet withdrawals and maturities of deposits and attempts to provide maximum return consistent with liquidity constraints and general prudence, including diversity and safety of investments. The securities in which the bank may invest are subject to regulation and are limited to securities that are considered "investment grade" securities. In addition, the bank has an internal investment policy which restricts investments to the following categories: U.S. treasury securities, U.S. government agencies, U.S. agency mortgage-backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs"), Federal Home Loan Bank of Boston ("FHLB") stock, federal funds, and state, county, and municipal securities ("Municipals"), all of which must be considered investment grade by a recognized rating service. The effect of changes in interest rates and the resulting impact on a MBSs' principal repayment speed and the effect on yield and market value are considered when purchasing MBSs. The credit rating of each security or obligation in the portfolio is closely monitored and reviewed at least annually by the bank's investment committee. See note 2 to the consolidated financial statements in Item 8 for further information.

At December 31, 2001, 2000, and 1999 all investment securities were classified as available for sale and were carried at fair market value. The net unrealized appreciation at December 31, 2001, net of tax effects, is shown as a component of accumulated comprehensive income in the amount of $3.3 million. The following table summarizes the fair market value of investments at the dates indicated:

($ in thousands)	December 31, 2001	2000	1999
U.S. treasuries and agencies	$ 15,659	$ 33,610	$ 29,544
Mortgage backed securities	120,353	95,775	78,431
Municipals	57,747	52,498	42,491
FHLB stock	3,301	3,301	2,961
Total investments available-for-sale	$ 197,060	$ 185,184	$ 153,427

The contractual maturity distribution, as of December 31, 2001, of the total bonds and obligations above with the weighted average yield for each category is as follows:

	Under 1 Year		1 - 3 Years		3 - 5 Years		5 - 10 Years		Over 10 Years	
($ in thousands)	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
U.S. treasuries and agencies	$ -	-%	$ -	-%	$ 4,905	4.48%	$ 10,754	7.36%	$ -	-%
MBSs	-	-%	720	6.31%	10,117	5.36%	34,097	5.68%	75,419	6.42%
Municipals*	4,035	5.13%	10,905	5.96%	11,080	6.26%	14,368	5.97%	17,359	6.65%
	$ 4,035	5.13%	$ 11,625	5.98%	$ 26,102	5.58%	$ 59,219	6.06%	$ 92,778	6.46%

* Municipal security yields and total yields are shown on a tax equivalent basis.

Scheduled contractual maturities do not reflect the actual expected maturities of the investments. MBSs are shown at their final maturity. However, due to prepayments and expected amortization the actual cash flows will be faster than presented above. Similarly, included in the U.S. treasuries and agencies category is $10.6 million in securities which can be "called" before maturity. Actual maturity of these callable securities could be shorter in a falling interest rate environment. Management considers these factors when evaluating the net interest margin in the bank's asset/liability management program.

The increase in investment securities available-for-sale to $197.1 million at December 31, 2001 from $185.2 million at December 31, 2000, was primarily due to deposit growth, and an increase in unrealized appreciation from $2.3 million at December 31, 2000 to $5.0 million at December 31, 2001.

See "Interest Margin Sensitivity Analysis" in Item 7A for additional information regarding the bank's callable bonds and CMOs.

Source of Funds

Deposits

Deposits have traditionally been the principal source of the bank's funds. The bank offers a broad selection of deposit products to the general public, including personal interest checking accounts ("PIC"), savings accounts, money market accounts, individual retirement accounts (IRA) and certificates of deposit. The bank also offers commercial checking, money market, sweep, Keogh retirement and business IRA accounts and repurchase agreements to its commercial business customers. The bank does not currently use brokered deposits. The bank has offered premium rates on specially designated products from time to time in order to promote new branches and to attract customers and longer-term deposits.

Management determines the interest rates offered on deposit accounts based on current and expected economic conditions, competition, liquidity needs, the volatility of the existing deposits, the asset/liability position of the bank and the overall objectives of the bank regarding the growth of relationships.

The table below shows the comparison of the bank's average deposits and average rates paid for the periods indicated. The annualized average rate on total deposits reflects both interest bearing and non-interest bearing deposits.

	December 31,								
	2001			2000			1999		
($ in thousands)	Average Balance	Average Rate	% of Deposits	Average Balance	Average Rate	% of Deposits	Average Balance	Average Rate	% of Deposits
Demand	$ 104,233	-	21.43%	$ 83,194	-	20.70%	$ 63,691	-	19.66%
Savings	70,465	2.42%	14.49%	48,622	2.96%	12.10%	26,203	2.37%	8.09%
PIC	100,546	0.88%	20.67%	75,687	1.63%	18.83%	61,293	1.80%	18.92%
Money market	64,534	2.85%	13.27%	36,634	3.33%	9.11%	28,197	2.48%	8.70%
	235,545	1.88%	48.43%	160,943	2.42%	40.04%	115,693	2.09%	35.71%
Time deposits	146,577	5.00%	30.14%	157,818	5.32%	39.26%	144,629	5.05%	44.63%
Total	$ 486,355	2.42%	100.00%	$ 401,955	3.06%	100.00%	$ 324,013	3.00%	100.00%

The decrease in the average rate on savings accounts to 2.42% for 2001 from 2.96% for 2000 resulted primarily from declining interest rates during 2001.

The decrease in the average rate on PIC accounts to 0.88% for 2001 from 1.63% for 2000 resulted primarily from declining interest rates during 2001.

The decrease in the average rate on money market accounts to 2.85% for 2001 from 3.33% for 2000 resulted primarily from decreases in rates paid on both commercial money market and personal money market accounts.

The decrease in the average rate on time deposits to 5.00% for 2001 from 5.32% for 2000 resulted primarily from interest rate decreases during 2001.

The decrease in the average rate paid on total deposits to 2.42% for 2001 from 3.06% for 2000 resulted primarily from decreases in interest rates during 2001. Growth in non-interest bearing demand accounts also contributed to the overall reduction in the average rate paid on deposits during 2001.

See note 7 to the consolidated financial statements in Item 8 for further information.

Borrowings

The bank is a member of the Federal Home Loan Bank of Boston (the "FHLB"). This membership enables the bank to borrow funds from the FHLB. The bank utilizes borrowings from the FHLB to fund short term liquidity needs. This facility is an integral component of the bank's asset/liability management program. At December 31, 2001 the bank had the capacity to borrow up to approximately $75.2 million from the FHLB, with actual outstanding balances of $0.5 million at an average rate of 5.94%. The bank has the opportunity to increase it's capacity to borrow an additional $84.0 million if the bank pledges it's stock investment in Enterprise Realty Trust, Inc., which is a substantially owned subsidiary of the bank that invests in commercial and residential mortgage loans originated by the bank and in investment securities. The bank anticipates pledging it's stock in Enterprise Realty Trust, Inc. during the second quarter of 2002. The average rate paid on FHLB borrowings for the year ended December 31, 2001 was 4.96%.

The bank also borrows funds from customers secured by the bank's investment securities. These repurchase agreements represent a cost competitive funding source for the bank. These instruments are either term agreements or overnight borrowings, as a part of the bank's commercial sweep accounts. Interest rates on the bank's commercial sweep accounts are dependent on changes in the U.S. treasury market. Interest rates paid by the bank on the term repurchase agreements are based on market conditions and the bank's need for additional funds at the time of the transaction. As of December 31, 2001, the bank had $44.0 million in repurchase agreements of all types outstanding with a weighted average interest rate of 1.64%. Of this total amount outstanding, the repurchase agreements that represented overnight borrowings, as part of the bank's commercial sweep accounts, amounted to $43.0 million.

Management has recently evaluated the bank's commercial sweep product along with certain collateral requirements associated with sweep accounts. On the basis of these considerations, management has determined that the bank will transition these sweep account balances to a third party, Federated Investors, Inc. ("Federated"). This transition to Federated commenced during the fourth quarter of 2001 and is expected to be completed during 2002. Under the arrangements with Federated, the investment portion of the bank's commercial sweep accounts are swept into money market mutual funds managed by Federated, rather than into overnight repurchase agreements secured by municipal securities held by the bank. Management believes that this transition will provide commercial customers with an opportunity for enhanced interest rate earnings on sweep accounts, while continuing to provide these customers with a conservative investment option of the highest quality and safety. The Federated funds that are used in connection with the bank's commercial sweep accounts invest in only short-term U.S. Treasuries, government agency securities and repurchase agreements backed by government securities.

See note 8 to the consolidated financial statements in Item 8 for further information.

Trust Preferred Securities

On March 10, 2000 the company organized Enterprise (MA) Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The company is the owner of all the common shares of beneficial interest of the Trust. On March 23, 2000 the Trust issued $10.5 million of 10.875% trust preferred securities. The trust preferred securities have a thirty-year maturity and may be redeemed at the option of the Trust after ten years. The proceeds from the sale of the trust preferred securities were used by the Trust, along with the company's $0.3 million capital contribution, to acquire $10.8 million in aggregate principal amount of the company's 10.875% Junior Subordinated Deferrable Interest Debentures due 2030. The company has, through the Declaration of Trust establishing the Trust, fully and unconditionally guaranteed on a subordinated basis all of the Trust's obligations with respect to distributions and amounts payable upon liquidation, redemption or repayment.

Investment Management and Trust Services

The bank provides a range of investment management services to individuals, family groups, trusts, foundations and retirement plans. These services include securities brokerage services through a third party service arrangement with Commonwealth Equities, Inc., a licensed securities brokerage firm, commercial sweep accounts through Federated Investor's, Inc. and management of equity, fixed income, balanced and strategic cash management portfolios. Portfolios are managed based on the investment objectives of each client. At December 31, 2001, the bank had $311.6 million in assets under management.

Insurance and Investment Services Subsidiaries

On March 21, 2000 the Massachusetts Division of Banks approved the establishment and capitalization of Enterprise Insurance Services LLC and Enterprise Investment Services LLC as direct subsidiaries of the bank subject to the bank's capital investment in each subsidiary not exceeding $50,000 and the bank's retaining ownership and control of 100% of the common stock of the subsidiaries.

The bank formed these subsidiaries for the purpose of engaging in insurance sales activities and offering non-deposit investment products and related securities brokerage services to its present and future customers.

Enterprise Insurance Services LLC conducts insurance sales activities through a third party service arrangement with C.J. McCarthy Insurance Agency, Inc., a full service insurance agency headquartered in Wilmington, Massachusetts. Enterprise Insurance Services provides, through McCarthy Insurance Agency, a wide array of business-oriented insurance products and services, including property and casualty insurance, employee benefits, retirement plans, and risk-management solutions tailored to serve the specific insurance needs of businesses in a range of industries operating in the bank's market area.

eCommerce Banking

The bank uses an outside service bureau to provide Internet-based banking services to commercial customers. Major capabilities include: viewing balances; internal transfers; loan payments; ACH origination; federal tax payments; initiate stop payments; and initiate wire transfer requests.

The bank uses an in-house turn-key solution from its core banking system vendor for retail internet banking services. During the second quarter of 2002 the Bank will be testing a similar turn-key system from the same vendor that will be designed for commercial customers. Once testing is completed on this system, commercial customers will be migrated off the service bureau solution to the new in-house solution. In addition to the services described above, both in-house solutions also give customers access to images of checks paid as well as previous account statements.

The bank currently uses an outside vendor to design, support and host its website. In addition to access to internet banking services, the site provides information on the bank and its services as well as access to various financial management tools. The underlying structure of the site provides for dynamic maintenance of the information by bank personnel via a database driven architecture. It also includes the following major capabilities (in addition to providing the access point to various specified banking services): career opportunities; loan and deposit rates; calculators and an ATM/Branch Locator/Map.

Fleet Branch Acquisition

On July 21, 2000 the bank completed its acquisition of two Fleet National Bank branch offices (the "Fleet branches") in connection with which the bank purchased assets comprised of loans having an approximate book value of $7.0 million, furniture, fixtures and equipment having a net book value of approximately $0.02 million, land and buildings having agreed upon values totaling $1.5 million, and cash on hand of $0.7 million. As part of this transaction, the bank assumed approximately $58.3 million in deposits. Fleet National Bank paid to the bank a cash amount of $43.0 million. The excess of cost over the fair market value of assets acquired and liabilities assumed of approximately $7.9 million has been allocated to identified intangible assets and goodwill (combined "intangible assets") and is being amortized over a ten-year period.

Competition

The bank faces strong competition to attract deposits and to generate loans. New England's largest bank is headquartered in neighboring Boston, and numerous other commercial banks, savings banks, cooperative banks, credit unions and savings and loan associations have one or more offices in Greater Lowell and in the Leominster/Fitchburg, Massachusetts area. Larger banks have competitive advantages over the bank, including the ability to make larger loans to a single borrower than is possible for the bank. The greater financial resources of larger banks also allow them to offer a broad range of automated banking services, to maintain numerous branch offices and to mount extensive advertising and promotional campaigns. Competition for loans and deposits also comes from other businesses that provide financial services, including consumer finance companies, factors, mortgage brokers, insurance companies, securities brokerage firms, money market mutual funds and private lenders. Advances in and the increased use of technology, such as Internet banking and PC banking, are expected to have a significant impact on the future competitive landscape confronting financial institutions.

As a general matter, regulation of the banking and financial services industries continues to undergo significant changes, some of which are intended to ease legal and regulatory restrictions while others may increase regulatory requirements. For example, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), which was enacted on November 12, 1999, contains sections that remove the legal barriers that formerly served to separate the banking industry from the insurance and securities industries. The GLB Act also includes, however, new restrictions on financial institutions' sharing of customer information and additional consumer privacy requirements. The federal banking agencies have adopted new consumer financial privacy regulations under the GLB Act, and additional consumer privacy requirements remain under consideration at both the federal and state levels. In addition, provisions of the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), which was enacted on October 26, 2001, in response to the September 11th terrorist attacks on the United States, impose new anti-money laundering requirements, including a requirement that the United States Department of the Treasury issue minimum "know your customer" standards within one year following Congress's enactment of the USA PATRIOT Act. To the extent that changes in the regulation of financial services may further increase competition, such as the sections of the GLB Act that remove the legal barriers formerly separating the banking, insurance and securities industries, these changes could result in the bank paying increased interest rates to obtain deposits while receiving lower interest rates on its loans. Under such circumstances, the bank's net interest margin would decline. In addition, any increase in the extent of regulation imposed upon the banking or financial services industries generally, such as the sections of the GLB Act that impose new consumer privacy requirements as well as the further federal and state proposals relating to these issues, or the provisions of the USA PATRIOT Act that impose new anti-money laundering requirements, including the minimum "know your customer" standards that the United States Department of the Treasury will be required to issue under this legislation, could result in the bank incurring additional operating and compliance costs, which in turn could impede profitability.

Notwithstanding the substantial competition with which the bank is faced, management believes that the bank has established a market niche in Greater Lowell and the Leominster/Fitchburg area which has been enhanced in recent years by the acquisition of other independent banks by the region's larger bank holding companies, and the resultant consolidation of competitors' banking operations and services within the bank's market area. Additionally, management actively seeks to enhance its market position by pursuing opportunities in new product areas as well as new technologies, in order to maintain a competitive mix of products and services, which can be delivered through multiple distribution channels at competitive prices.

The bank's officers and directors have substantial business and personal ties in the cities and towns in which the bank operates. The bank believes that it has established a market niche by providing its customers, composed principally of growing and privately held businesses, professionals, and consumers, with prompt and personal service based on management's familiarity and understanding of such customers' banking needs. The bank's past and continuing emphasis is to provide its customers with highly responsive personal and professional service.

Supervision and Regulation

General

Bank holding companies and banks are subject to extensive government regulation through federal and state statutes and related regulations, which is subject to changes that can significantly affect the way in which financial service organizations conduct business. Both legislation enacted in recent years and regulatory initiatives undertaken by various governmental agencies have substantially increased the level of competition among commercial banks, thrift institutions and non-banking financial service companies, including brokerage firms, investment banks, insurance companies and mutual funds. Most recently, the GLB Act has removed the legal barriers that formerly separated the banking, insurance and securities industries. The GLB Act has also further enhanced the authority of banks and their holding companies to engage in non-banking activities. By electing to become a "financial holding company", a qualified parent company of a banking institution may now engage, directly or through its non-bank subsidiaries, in any activity that is financial in nature or incidental to such financial activity or in any other activity that is complimentary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Moreover, under the GLB Act, banks may form "financial subsidiaries" to engage in any activity that is likewise financial in nature or incidental to a financial activity. In addition, the enactment of the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has affected the banking industry by, among other things, enabling banks and bank holding companies to expand the geographic area in which they may provide banking services.

To the extent that the information in this report under the heading "Supervision and Regulation" describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any changes in applicable law or regulation may have a material effect on the business and prospects of the bank and the company.

See note 10 to the consolidated financial statements in Item 8 for further information regarding regulatory capital requirements for both the company and the bank.

Regulation of the Holding Company

The company is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). It is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and files reports with the Federal Reserve Board as required under the Bank Holding Company Act. Under applicable Massachusetts's law, the company is also subject to the supervisory jurisdiction of the Commissioner.

The Bank Holding Company Act requires prior approval by the Federal Reserve Board of the acquisition by the company of substantially all the assets or more than five percent of the voting stock of any bank. The Bank Holding Company Act also authorizes the Federal Reserve Board to determine (by order or by regulation) what activities are so closely related to banking as to be a proper incident of banking, and thus, whether the company, either directly or indirectly through non-bank subsidiaries, can engage in such activities. The Bank Holding Company Act prohibits the company and the bank from engaging in certain tie-in arrangements in connection with any extension of credit, sale of property or furnishing of services. There are also restrictions on extensions of credit and other transactions between the bank, on the one hand, and the company, or other affiliates of the bank, on the other hand.

As described above, the company also now has the ability to expand the range of activities it may engage in if it elects to become a financial holding company. A bank holding company will be able to successfully elect to be regulated as a financial holding company if all of its depositary institution subsidiaries meet certain prescribed standards pertaining to management, capital adequacy and compliance with the federal Community Reinvestment Act. Financial holding companies remain subject to regulation and oversight by the Federal Reserve Board. The company believes that the bank, which is the company's sole depository institution subsidiary, presently satisfies all of the requirements that must be met to enable the company to successfully elect to become a financial holding company. However, the company has no current intention of seeking to become a financial holding company. Such a course of action may become necessary or appropriate at some time in the future depending upon the company's strategic plan.

Regulation of the Bank

As a trust company organized under Chapter 172 of the Massachusetts General Laws, the deposits of which are insured by the FDIC, the bank is subject to regulation, supervision and examination by the Commissioner and the FDIC.

The regulations of these agencies govern many aspects of the bank's business, including permitted investments, the opening and closing of branches, the amount of loans which can be made to a single borrower, mergers, appointment and conduct of officers and directors, capital levels and terms of deposits. The Federal Reserve Board also requires the bank to maintain minimum reserves on its deposits. Federal and state regulators can impose sanctions on the bank and its management if the bank engages in unsafe or unsound practices or otherwise fails to comply with regulatory standards. Various other federal and state laws and regulations, such as truth-in-lending statutes, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Community Reinvestment Act, also govern the bank's activities.

Dividends

Under Massachusetts law, the company's board of directors is generally empowered to pay dividends on the company's capital stock out of its net profits to the extent that the board of directors considers such payment advisable. Massachusetts banking law also imposes substantially the same standard upon the payment of dividends by the bank to the company. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") also prohibits a bank from paying any dividends on its capital stock in the event that the bank is in default on the payment of any assessment to the FDIC or if the payment of any such dividend would otherwise cause the bank to become undercapitalized.

Capital Resources

Capital planning by the company and the bank considers current needs and anticipated future growth. The primary sources of capital have been the sale of common stock in 1988 and 1989, retention of earnings less dividends paid since the bank commenced operations, and the issuance of $10.5 million trust preferred securities in 2000.

See note 10 to the consolidated financial statements in Item 8 for further information regarding regulatory capital requirements for both the company and the bank.

The Company

The Federal Reserve Board has adopted capital adequacy guidelines that generally require bank holding companies to maintain total capital equal to 8% of total risk-weighted assets, with at least one-half of that amount consisting of core or Tier 1 capital. Tier 1 capital for the company consists of common stockholders' equity. Total capital for the company consists of Tier 1 capital and supplementary or Tier 2 capital. Supplementary capital for the company includes a portion of the general allowance for loan losses. Assets are adjusted under the risk-based capital guidelines to take into account different levels of credit risk, with the categories ranging from 0% (requiring no additional capital) for assets such as cash, to 100% for the bulk of assets that, by their nature in the ordinary course of business, pose a direct credit risk to a bank holding company, including commercial real estate loans, commercial business loans and consumer loans. The intangible assets resulting from the Fleet branch acquisition must be deducted from Tier 1 capital in calculating the company's regulatory capital ratios. In addition, trust preferred securities may compose up to 25% of the company's Tier 1 capital (with any excess allocable to Tier 2 capital). Trust preferred proceeds contributed to the bank from the company are included in Tier 1 capital of the bank without limitation. The company contributed $10.3 million of proceeds from the sale of these securities to the bank.

In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum "leverage" ratio of Tier 1 capital to total assets of 3%, with most bank holding companies required to maintain at least a 4% ratio.

The Bank

The bank is subject to separate capital adequacy requirements of the FDIC, which are substantially similar to the requirements of the Federal Reserve Board applicable to the company. Under the FDIC requirements, the minimum total capital requirement is 8% of average assets and certain off-balance sheet items, weighted by risk. For example, cash and government securities are placed in a 0% risk category, most home mortgage loans are placed in a 50% risk category and commercial loans are placed in a 100% risk category. At least 4% of the total 8% ratio must consist of Tier 1 capital (primarily common equity including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock and a limited amount of loan loss reserves. At the bank level, as at the company level on a consolidated basis, the intangible assets resulting from the Fleet branch acquisition must be deducted from Tier 1 capital in calculating regulatory capital ratios. In addition, the company contributed $10.3 million of proceeds from the sale of trust preferred securities to the bank during 2000. The proceeds contributed to the bank from the company are included in Tier 1 capital of the bank without limitation.

Under the applicable FDIC capital requirements, the bank is also required to maintain a minimum leverage ratio. The ratio is determined by dividing Tier 1 capital by quarterly average total assets, less intangible assets and other adjustments. FDIC rules require a minimum of 3% for the highest rated banks. Banks experiencing high growth rates are expected to maintain capital positions well above minimum levels.

Depository institutions, such as the bank, are also subject to the prompt corrective action framework for capital adequacy established by FDICIA. Under FDICIA, the federal banking regulators are required to take prompt supervisory and regulatory actions against undercapitalized depository institutions. FDICIA establishes five capital categories: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically capitalized". A "well capitalized" institution has a total capital to total risk-weighted assets ratio of at least ten percent, a Tier 1 capital to total risk-weighted assets ratio of at least six percent, a leverage ratio of at least five percent and is not subject to any written order, agreement or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least eight percent, a Tier 1 capital to total risk-weighted assets ratio of at least four percent, and a leverage ratio of at least four percent (three percent if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized". An "undercapitalized" institution fails to meet one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than six percent, a Tier 1 capital to total risk-weighted assets ratio of less than three percent, and a leverage ratio of less than three percent. A "critically capitalized" institution has a ratio of tangible equity to assets of two percent or less. Under certain circumstances, a "well capitalized", "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution were in the next lowest category.

Failure to meet applicable minimum capital requirements, including a depository institution being classified as less than "adequately capitalized" within FDICIA's prompt corrective action framework, may subject a bank holding company or its subsidiary depository institution(s) to various enforcement actions, including substantial restrictions on operations and activities, dividend limitations, issuance of a directive to increase capital and, for a depository institution, termination of deposit insurance and the appointment of a conservator or receiver.

Patents, Trademarks, etc.

The company holds no patents, registered trademarks, licenses (other than licenses required to be obtained from appropriate banking regulatory agencies), franchises or concessions which are material to its business.

Employees

At December 31, 2001, the bank employed 207 full-time equivalent employees, including 76 officers. None of the bank's employees are presently represented by a union or covered by a collective bargaining agreement. Management believes its employee relations to be excellent.

Item 2. Property

The company's and the bank's main office is leased and located at 222 Merrimack Street, Lowell, Massachusetts. The building provides 11,161 square feet of interior space and has private customer parking along with public parking facilities in close proximity.

The bank leases 31,831 square feet of space at 21-27 Palmer Street and 170 Merrimack Street, Lowell, Massachusetts. The two buildings are connected and serve as office space for operational support departments and loan officers.

In April 1993, the bank purchased the branch building at 185 Littleton Road, Chelmsford, Massachusetts. The first floor of the building contains 3,552 square feet of space with a full basement and a canopy area of 945 square feet. The facility was purchased at a cost of approximately 20% of what it would have cost to build a similar facility.

In March 1995, the bank purchased a branch building at 674 Boston Post Road, Billerica, Massachusetts. The building previously served as a bank branch and contains 3,700 square feet of above-grade space and is constructed on a cement slab. The building was purchased for approximately 40% of its replacement value.

The bank leases space at 2-6 Central Street, Leominster, Massachusetts. The branch office provides 3,960 square feet of interior space and has seven private customer parking spaces. The bank has the option to purchase the premises on the last day of the basic term or at any time during any extended term at the price of $550,000 as adjusted for increases in the producer's price index.

The bank leases space at 910 Andover Street, Tewksbury, Massachusetts. The branch office provides 4,800 square feet of interior space and has ample parking that is shared with other tenants of the building.

The bank leases space at 1168 Lakeview Avenue, Dracut, Massachusetts. The branch office provides 4,922 square feet of interior space and has ample parking that is shared with other tenants of the building.

In January 1999, the bank purchased 237 Littleton Road, Westford, Massachusetts. The existing building was razed and a new branch facility was constructed. The branch opened on November 22, 1999. The branch has 5,200 square feet of finished interior space, plus 2,800 square feet of storage in the basement and 21 parking spaces.

On July 21, 2000, the bank purchased a former Fleet National Bank branch located at 20 Drum Hill Road, Chelmsford, Massachusetts. The branch has 3,579 square feet of interior space, two drive-ups windows, an ATM, and ample parking.

On July 21, 2000, the bank purchased a former Fleet National Bank branch located at 233 Boston Road, N. Billerica, Massachusetts. 4,288 square feet of interior space, three drive-ups windows, an ATM, and ample parking.

The bank leases space at 430-434 Gorham Street, Lowell, Massachusetts. The branch office provides 3,120 square feet of interior space and 7 parking spaces.

Management believes that the bank's present facilities are adequate and suitable for its current purposes.

Item 3. Legal Proceedings

The company is involved in various legal proceedings incidental to its business. Management does not believe resolution of any present litigation will have a material adverse effect on the financial condition of the company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market for Common Stock

There is no established public trading market for the company's common stock. Although there are periodically private trades of the company's common stock, the company cannot state with certainty the sales price at which such transactions occur. The following table sets forth sales volume and price information, to the best of management's knowledge, for the common stock of the company for the periods indicated.

Fiscal Year	Trading Volume	Share Price High	Share Price Low
2001:			
1st Quarter	25,500	$ 18.00	$ 18.00
2nd Quarter	10,625	18.00	18.00
3rd Quarter	4,850	18.50	18.00
4th Quarter	1,000	19.00	18.50
2000:			
1st Quarter	2,000	$ 16.00	$ 16.00
2nd Quarter	2,952	16.00	16.00
3rd Quarter	3,775	16.00	16.00
4th Quarter	3,225	18.00	16.00

The number of shares outstanding of the company's common stock and number of shareholders of record as of February 28, 2002, were 3,462,349 and 643, respectively.

Dividends

The company declared and paid annual cash dividends of $0.2875 per share and $0.2500 per share in 2001 and 2000, respectively. Although the company expects to continue to pay an annual dividend, the amount and timing of any declaration and payment of dividends by the board of directors will depend on a number of factors, including capital requirements, regulatory limitations, the company's operating results and financial condition, anticipated growth of the company and general economic conditions. As the principal asset of the company, the bank currently provides the only source of cash for the payment of dividends by the company. Under Massachusetts law, trust companies such as the bank may pay dividends only out of "net profits" and only to the extent that such payments are deemed "judicious" by the board of directors and will not impair the bank's capital stock. FDICIA also prohibits a bank from paying any dividends on its capital stock if the bank is in default on the payment of any assessment to the FDIC or if the payment of dividends would otherwise cause the bank to become undercapitalized. These restrictions on the ability of the bank to pay dividends to the company may restrict the ability of the company to pay dividends to the holders of its common stock.

The term "net profits" is not defined under the Massachusetts banking statutes, but it is generally understood that the term includes a bank's undivided profits account (retained earnings) and does not include its surplus account (additional paid-in capital. At December 31, 2001, the bank's undivided profits account (from which dividends may be paid to the company) had a balance of $13.6 million.

Item 6. Selected Financial Data

($ in thousands, except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
EARNINGS DATA					
Net interest income	$ 27,423	$ 22,017	$ 17,239	$ 15,721	$ 13,800
Provision for loan losses	2,480	603	270	1,030	320
Net interest income after provision for loan losses	24,943	21,414	16,969	14,691	13,480
Non-interest income	4,564	3,169	2,608	2,441	1,929
Net gains (losses) on sales of investment securities	941	129	183	476	(37)
Non-interest expense	23,800	19,966	14,188	12,651	10,815
Income before income taxes	6,648	4,746	5,572	4,957	4,557
Income tax expense	1,744	1,142	1,489	1,456	1,645
Net income	$ 4,904	$ 3,604	$ 4,083	$ 3,501	$ 2,912
COMMON SHARE DATA [1]					
Basic earnings per share	$ 1.43	$ 1.08	$ 1.28	$ 1.11	$ 0.93
Diluted earnings per share	1.39	1.07	1.22	1.06	0.91
Book value per share at year end [2]	11.38	10.17	9.35	8.27	7.34
Dividends paid per share	0.2875	0.2500	0.2100	0.1750	0.1625
Basic weighted average shares outstanding	3,432,255	3,322,364	3,187,292	3,165,134	3,152,924
Diluted weighted average shares outstanding	3,530,965	3,369,025	3,335,338	3,299,432	3,224,054
YEAR END BALANCE SHEET AND OTHER DATA					
Total assets	$ 630,544	$ 572,814	$ 443,095	$ 360,481	$ 322,623
Loans	376,327	312,017	261,308	215,342	180,702
Allowance for loan losses	8,547	6,220	5,446	5,234	4,290
Investment securities at fair value	197,060	185,184	153,427	114,659	112,886
Federal funds sold	6,500	28,025	-	6,255	3,775
Deposits, repurchase agreements and escrow	571,863	520,882	362,915	329,968	294,908
FHLB borrowings	470	470	50,070	470	1,420
Trust preferred securities	10,500	10,500	-	-	-
Total stockholders' equity [2]	39,404	34,670	30,207	26,202	23,210
Mortgage loans serviced for others	21,646	25,699	24,001	26,491	27,307
Investment assets under management	311,648	289,284	216,731	195,361	165,658
Total assets, investment assets under management and mortgage loans serviced for others	963,838	887,797	683,827	582,333	515,588
RATIOS					
Net income to average total assets [2]	0.81%	0.71%	1.06%	1.03%	0.95%
Net income to average stockholders' equity [2]	13.30%	11.07%	14.59%	14.25%	13.38%
Allowance for loan losses to loans	2.27%	1.99%	2.08%	2.43%	2.37%
Stockholders' equity to assets [2]	6.28%	6.07%	6.78%	7.29%	7.21%

[1] On January 4, 1999 the company effected a 2:1 split of its common stock through the payment of a stock dividend. All common share data has been adjusted to reflect the stock split.

[2] Excludes the effect of SFAS No. 115. See Note 1 to the consolidated financial statements in Item 8 for the accounting policy on investment securities.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto contained in Item 8, the information contained in the "Business" section and other financial and statistical information contained in this annual report.

Financial Condition

Total Assets

Total assets increased $57.7 million, or 10.1%, to $630.5 million at December 31, 2001 from $572.8 million at December 31, 2000. The increase is primarily attributable to growth in loans of $64.3 million, or 20.6%, as well as an increase in investment securities of $11.9 or 6.4%, offset by a decrease in federal funds sold of $21.5 million. The growth was primarily funded through deposit growth of $64.8 million or 14.0%, offset by a decrease in short-term borrowings, including repurchase agreements and commercial sweep accounts, of $13.8 million or 23.7%. The bank had $470,000 in outstanding borrowings from the FHLB at December 31, 2001.

Loans

Total loans were $376.3 million, or 59.7% of total assets, at December 31, 2001, compared with $312.0 million, or 54.5% of total assets, at December 31, 2000. The increase in loans outstanding was attributable to favorable interest rates, continued customer-call efforts, marketing and advertising, and increased market penetration. During 2001, commercial real estate loans increased $38.7 million, or 32.2%, other loans secured by real estate (residential mortgages and construction loans) increased by $13.5 million, or 17.1%, commercial loans increased by $10.5 million, or 12.4%, home equity loans increased $3.4 million, or 15.9%, and consumer loans decreased $1.5 million, or 18.4%.

Asset Quality

The non-performing asset balance increased to $1.9 million, at December 31, 2001, from $1.1 million the previous year. This increase primarily resulted from a weakened economy during 2001. Delinquencies in the 30-89 day category increased from $0.4 million at December 31, 2000 to $1.1 million at December 31, 2001. Despite the increase at December 31, 2001 compared to December 31, 2000, non-performing assets continue to be relatively low by historical measures due to management's continued efforts to work out existing problem assets and thereby limit additions to this category.

The bank uses an asset classification system, which classifies loans depending on risk of loss characteristics. The most severe classifications are "substandard" and "doubtful". At December 31, 2001, the bank classified $3.1 million and $0 as substandard and doubtful loans, respectively. Included in the substandard category is $1.9 million in non-performing loans. The remaining balance of substandard loans is performing but possess potential weaknesses and, as a result, could become non-performing loans in the future.

Allowance for Loan Losses

Inherent in the lending process is the risk of loss. While the bank endeavors to minimize this risk, management recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio, which in turn depends on a wide variety of factors, including current and expected economic conditions, the financial condition of borrowers, the ability of borrowers to adapt to changing conditions or circumstances affecting their business, the continuity of borrowers' management teams and the credit management process.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged-off are credited to the allowance.

The bank regularly monitors the real estate market and the bank's asset quality to determine the adequacy of its allowance for loan losses through ongoing credit reviews by the credit department, an external loan review service, members of senior management, the overdue loan review committee, the executive committee and the board of directors.

The bank uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: identification of specific loan losses, general loss allocations for certain loan types based on credit grade and loss experience factors, and general loss allocations for other economic or market factors. The methodology includes analysis of individual loans deemed to be impaired in accordance with the terms of SFAS 114. Other individual commercial and commercial mortgage loans are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system and the related loss allocation factors take into consideration the borrower's financial condition, the borrower's performance with respect to loan terms and the adequacy of collateral. Portfolios of more homogenous populations of loans including residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators, the bank's historical loss experience and comparison to industry standards of loss allocation factors for each type of credit product. Finally, an additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, the strength of the local and national economy, interest rates and other changes in the portfolio. The allowance for loan losses is management's best estimate of the probable loan losses incurred as of the balance sheet date.

The ratio of the allowance for loan losses to non-performing loans decreased to 455.60% at December 31, 2001 from 575.93% and 184.86% at December 31, 2000 and 1999, respectively. The decrease in 2001 resulted from an increase in non-performing loans, offset by an increase in the allowance for loan losses.

The ratio of the allowance for loan losses to loans increased to 2.27% at December 31, 2001 from 1.99% at December 31, 2000. The increase in this ratio has resulted from an increase in the provision for loan losses of $1.9 million from the previous year. During 2001 management felt it was prudent to increase the allowance for loan losses in light of economic uncertainty. Net loans charged-off (recovered) to average loans were 0.04%, 0.03%, 0.02%, 0.04%, and (0.05)% at December 31, 2001, 2000, 1999, 1998, and 1997, respectively. Management regularly reviews the levels of non-accrual loans, levels of charge-offs and recoveries, peer results, levels of outstanding loans and known and inherent risks in the loan portfolio, and will continue to monitor the need to add to the bank's allowance for loan losses.

The classification of a loan or other asset as non-performing does not necessarily indicate that loan principal and interest will be ultimately uncollectable. However, management recognizes the greater risk characteristics of these assets and therefore considers the potential risk of loss on assets included in this category in evaluating the adequacy of the allowance for loan losses.

Based on the foregoing, as well as management's judgment as to the risks inherent in the loan portfolio, the bank's allowance for loan losses is deemed adequate to absorb all reasonably anticipated losses from specifically known and other credit risks associated with the portfolio as of December 31, 2001.

Investments

Investments (including federal funds sold) totaled $203.6 million, or 32.3% of total assets, at December 31, 2001, compared to $213.2 million, or 37.2% of total assets, at December 31, 2000. As of December 31, 2001, the net unrealized appreciation in the investment portfolio was $5.0 million compared to $2.3 million at December 31, 2000. The net unrealized appreciation/depreciation in the portfolio fluctuates as interest rates rise and fall. Due to the fixed rate nature of the bank's investment portfolio, as rates rise the value of the portfolio declines, and as rates fall the value of the portfolio rises. The increase in net unrealized appreciation at December 31, 2001 is the result of lower interest rates at year end. The unrealized appreciation will be realized if the securities are sold. The unrealized appreciation on the investment portfolio will also decline as the securities approach maturity.

Liquidity

Liquidity is the ability to meet cash needs arising from, among other things, fluctuations in loans, investments, deposits and borrowings. Liquidity management is the coordination of activities so that cash needs are anticipated and met readily and efficiently. Liquidity policies are set and monitored by the bank's investment and asset/liability committee. The bank's liquidity is maintained by projecting cash needs, balancing maturing assets with maturing liabilities, monitoring various liquidity ratios, monitoring deposit flows, maintaining liquidity within the investment portfolio and maintaining borrowing ability at the FHLB.

The bank's liability management objectives are to maintain liquidity, provide and enhance access to a diverse and stable source of funds, provide competitively priced and attractive products to customers, conduct funding at a low cost relative to current market conditions and engage in sound balance sheet management strategies. Funds gathered are used to support current asset levels and to take advantage of selected leverage opportunities. The bank funds earning assets with deposits, short-term borrowings and stockholders' equity. The bank does not currently have any brokered deposits. The bank has the ability to borrow funds from the FHLB. Management believes that the bank has adequate liquidity to meet its commitments.

The company's primary source of funds is dividends from the bank and long-term borrowings.

Deposits and Borrowings

Deposits, including escrow deposits, increased $64.8 million, or 14.0%, to $527.9 million, at December 31, 2001, from $463.1 million, at December 31, 2000. The bank improved its deposit mix during 2001. Lower cost checking and savings deposits increased $72.1 million during 2001 while certificates of deposit decreased $7.3 million. The increase in deposits resulted primarily from continued penetration in existing markets due to the bank's business development efforts, as well as competitive cash management and Internet banking products.

Total borrowings, consisting of securities sold under agreements to repurchase (repurchase agreements) and FHLB borrowings, decreased by $13.8 million from December 31, 2000 to December 31, 2001.

Repurchase agreements decreased $13.8 million or 23.9% during 2001 and include both commercial sweep accounts and term repurchase agreements. Commercial sweep accounts decreased from $54.9 million at December 31, 2000 to $43.0 million at December 31, 2001. The decrease is primarily due to the low rate environment requiring customers to maintain higher compensating balances in demand deposit accounts to offset associated commercial sweep account fees. Management has temporarily reduced commercial sweep account fees in order to maintain balances in commercial sweep accounts. Term repurchase agreements also decreased from $2.9 million at December 31, 2000 to $0.9 million at December 31, 2001.

During 2001 and continuing into 2002, the bank has implemented a new commercial sweep product, which allows customers to sweep their balances into Federated money market mutual funds, instead of overnight repurchase agreements secured by municipal securities held by the bank. At December 31, 2001, sweep balances managed by Federated amounted to $23.2 million. Sweep balances held at Federated are not liabilities of the bank and are included in investment assets under management of $311.6 million at December 31, 2001.

FHLB borrowings are unchanged at $0.5 million at December 31, 2001 from December 31, 2000.

Trust Preferred Securities

On March 10, 2000 the company organized Enterprise (MA) Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The company is the owner of all the common shares of beneficial interest of the Trust. On March 23, 2000 the Trust issued $10.5 million of 10.875% trust preferred securities. The company used the net proceeds received in this issuance of trust preferred securities to pay down FHLB borrowings.

Capital Adequacy

The company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary, supervisory actions by regulators, which, if undertaken, could have a material adverse effect on the company's consolidated financial statements. At December 31, 2001 the capital levels of both the company and the bank complied with all applicable minimum capital requirements of the Federal Reserve Board and the FDIC, respectively, and both qualified as "well-capitalized" under applicable Federal Reserve Board and FDIC regulations.

The intangible assets recorded by the bank upon completion of the Fleet branch acquisition (which represent the excess of the purchase price paid over the fair value of the assets purchased and the liabilities assumed) must be deducted from Tier 1 capital in calculating the company's and the bank's regulatory capital ratios. The company raised $10.5 million from a private placement of trust preferred securities during March 2000. Trust preferred securities may compose up to 25% of the company's Tier 1 capital (with any excess allocable to Tier 2 capital). The company contributed $10.3 million of trust preferred proceeds to the bank, which amount is included in Tier 1 capital of the bank without limitation.

For additional information regarding the capital requirements applicable to the company and the bank and their respective capital levels at December 31, 2001, see note 10, "Stockholders' Equity", to the consolidated financial statements contained in Item 8.

Results of Operations

The company's results of operations depend primarily on the results of operations of the bank. The bank's results of operations depend primarily on the bank's net interest income, the difference between income earned on its loan and investment portfolios and the interest paid on its deposits and borrowed funds, and the size of the provision for loan losses. Net interest income is primarily affected in the short-term by the level of earning assets as a percentage of total assets, the level of interest-bearing and non-interest-bearing deposits, yields earned on assets, rates paid on liabilities, the level of non-accrual loans and changes in interest rates. The provision for loan losses is primarily affected by individual problem loan situations, overall loan portfolio quality, the level of net charge-offs, regulatory examinations, an assessment of current and expected economic conditions, and changes in the character and size of the loan portfolio. Earnings are also affected by the bank's non-interest income, which consists primarily of trust fees, deposit account fees, and gains and losses on sales of securities and loans, as well as the bank's level of non-interest expense and income taxes.

Rate/Volume Analysis

The table on the following page presents the bank's average balance sheet, net interest income and average rates for the years ended December 31, 2001, 2000 and 1999.

The following table sets forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during the years ended December 31, 2001 and 2000. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in average portfolio balance multiplied by prior year average rate); (2) changes in interest rates (change in average interest rate multiplied by prior year average balance); and (3) changes in rate and volume (the remaining difference).

	December 31,							
	2001 vs. 2000				2000 vs. 1999			
($ in thousands)	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest Income								
Loans	$ 5,081	$ (2,352)	$ (451)	$ 2,278	$ 4,715	$ 853	$ 194	$ 5,762
Investments and Federal Funds sold	1,880	(629)	(135)	1,116	3,825	163	(42)	3,946
Total	6,961	(2,981)	(586)	3,394	8,540	1,016	152	9,708
Interest Expense								
Savings/PIC/MM	1,807	(880)	(407)	520	947	381	149	1,477
Time deposits	(599)	(512)	37	(1,074)	665	401	37	1,103
Borrowed funds	101	(1,519)	(40)	(1,458)	1,675	316	359	2,350
Total	1,309	(2,911)	(410)	(2,012)	3,287	1,098	545	4,930
Change in net interest income	$ 5,652	$ (70)	$ (176)	$ 5,406	$ 5,253	$ (82)	$ (393)	$ 4,778

Average Balances, Interest and Average Interest Rates

($ in thousands)	Year ended December 31, 2001			Year ended December 31, 2000			Year ended December 31, 1999		
	Average Balance	Interest	Average Interest Rate(4)	Average Balance	Interest	Average Interest Rate(4)	Average Balance	Interest	Average Interest Rate(4)
Assets:									
Loans (1)(2)	$ 340,593	$ 28,776	8.45%	$ 285,792	$ 26,498	9.27%	$ 232,843	$ 20,736	8.91%
Investment securities and federal funds sold (4)(5)	219,198	12,764	6.22%	190,488	11,648	6.55%	130,937	7,702	6.42%
Total interest earnings assets	559,791	41,540	7.58%	476,280	38,146	8.18%	363,780	28,438	8.01%
Other assets (3)(5)	45,025			34,317			21,395		
Total assets (5)	$ 604,816			$ 510,597			$ 385,175		
Liabilities and stockholders' equity:									
Savings, PIC and money market	$ 235,545	$ 4,419	1.88%	$ 160,943	$ 3,899	2.42%	$ 115,693	$ 2,422	2.09%
Time deposits	146,577	7,329	5.00%	157,818	8,403	5.32%	144,629	7,300	5.05%
Short-term borrowings	66,233	2,369	3.58%	64,534	3,827	5.93%	30,243	1,477	4.88%
Total interest-bearing deposits and borrowings	448,355	14,117	3.15%	383,295	16,129	4.21%	290,565	11,199	3.85%
Net interest rate spread (4)			4.43%			3.97%			4.16%
Non-interest bearing deposits	104,233			83,194			63,691		
Total deposits and borrowings	552,588	14,117	2.55%	466,489	16,129	3.46%	354,256	11,199	3.16%
Other liabilities	4,846			3,585			2,765		
Total liabilities	557,434			470,074			357,021		
Trust preferred securities	10,500			7,975			-		
Stockholders' equity (5)	36,882			32,548			28,154		
Total liabilities, trust preferred securities and stockholders' equity (5)	$ 604,816			$ 510,597			$ 385,175		
Net interest Income		$ 27,423			$ 22,017			$ 17,239	
Net interest margin (4)			5.05%			4.80%			4.93%

(1) Average loans include non-accrual loans.

(2) Average loans are net of average deferred loan fees.

(3) Other assets include cash and due from banks, accrued interest receivable, allowance for loan losses, deferred income taxes, intangible assets and other miscellaneous assets.

(4) Average balances are presented at average amortized cost and average interest rates are presented on a tax-equivalent basis. The tax equivalent effect was $866, $826, and $710 for the years ended December 31, 2001, 2000 and 1999, respectively.

(5) Excludes the effect of SFAS No. 115

The bank manages its earning assets by fully using available capital resources within what management believes are prudent credit and leverage parameters. Loans, investment securities, and federal funds sold comprise the bank's earning assets.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Income

The company had net income in 2001 of $4.9 million, or $1.43 per share and $1.39 per share on a basic and fully diluted basis, respectively, compared with net income in 2000 of $3.6 million, or $1.08 per share and $1.07 per share on a basic and fully diluted basis, respectively. The increase in net income of $1.3 million, or 36.1%, was primarily the result of an increase of $5.4 million in net interest income and $2.2 million in non-interest income, offset by an increase in provision for loan losses of $1.9 million and an increase in non-interest expense of $3.8 million, the latter of which was due to the growth of the bank and the upgrading of facilities, including investment in back office operations.

Net Interest Income

The bank's net interest income was $27.4 million for the year ended December 31, 2001, an increase of $5.4 million, or 24.6%, from $22.0 million for the year ended December 31, 2000. This increase was primarily a result of an increase in the bank's loan and investment balances, which were funded principally by increases in deposits and commercial sweep accounts, and a decrease in total interest expense primarily resulting from a decrease in interest rates during the year.

Interest income on loans increased in the year ended December 31, 2001 to $28.8 million from $26.5 million for the year ended December 31, 2000. The increase was primarily due to an increase in the average loan balance from $285.8 million in 2000 to $340.6 million in 2001. The average interest rate earned on loans decreased from 9.27% in 2000 to 8.45% in 2001. The decrease in the interest rate earned was primarily attributable to eleven interest rate cuts by the Federal Reserve Board during 2001.

Interest income on investments and federal funds sold increased for the year ended December 31, 2001 to $12.8 million from $11.6 million for the year ended December 31, 2000. The increase was primarily due to an increase in the average balance from $190.5 million in 2000 to $219.2 million in 2001. The increase in investments primarily resulted from strong deposit growth within the existing branch network, and was offset by a decrease in the average interest rate earned on investments from 6.55% for the year ended December 31, 2000 to 6.22% for the year ended December 31, 2001, both on a tax equivalent basis.

Interest expense on savings, PIC and money market accounts was $4.4 million and $3.9 million for the years ended December 31, 2001 and December 31, 2000, respectively. The increase resulted from an increase in the average balance from $160.9 million at December 31, 2000 to $235.5 million at December 31, 2001. The increased interest expense in 2001 was offset by a lower average interest rate paid on deposits of 1.88% in 2001 compared to 2.42% in 2000. The decrease in rate is attributable to the lower market interest rates.

Interest expense on time deposits decreased to $7.3 million for the year ended December 31, 2001 compared to $8.4 million for the year ended December 31, 2000. The decrease was due to a decrease in the average balance from $157.8 million in 2000 to $146.6 million in 2001 and a decrease in the average interest rate paid from 5.32% in 2000 to 5.00% in 2001. The decrease in the average interest rate paid on time deposits reflects a decrease in market rates over the same period.

Interest expense on short-term borrowings, including borrowings from the FHLB and repurchase agreements, consisting of term repurchases agreements and commercial sweep accounts, decreased to $2.4 million in 2001 from $3.8 million in 2000. The decrease resulted from lower interest rates paid offset by a slight increase in average balance. Due to market conditions rates on these borrowings decreased substantially during 2001. The average balance was also impacted by growth in the bank's commercial sweep product, which grew from an average balance of $33.0 million in 2000 to $62.6 million in 2001. During 2001 the average balance on term repurchase agreements decreased from $6.8 million at December 31, 2000 to $3.0 million at December 31, 2001. The average rate paid in 2001 on short-term borrowings decreased due to lower market rates.

The net interest rate spread and net interest margin both increased to 4.43% and 5.05%, respectively, for the year ended December 31, 2001, from 3.97% and 4.80%, respectively, for the year ended December 31, 2000, both on a tax equivalent basis. The increase in spread and margin primarily resulted from a declining rate environment, during which the company's margin increases in the short term due to interest sensitive liabilities re-pricing more quickly than interest earning assets. Over the long term, however, the company's net margin would be expected to decrease in a declining rate environment due to a significant concentration of the loan portfolio re-pricing downward to rate levels based upon the then current prime rate. The increase in net interest rate spread is also a result of an improved deposit mix during 2001. The average balances on lower cost checking and savings deposits increased $74.6 million for the year ended December 31, 2001 while the average balances on certificates of deposit decreased $11.2 million.

Provision for Loan Losses

The provision for loan losses amounted to $2,480,000 and $603,000 for the years ended December 31, 2001 and 2000, respectively. Loans, before the allowance for loan losses, increased from $312.0 million, at December 31, 2000 to $376.3 million, at December 31, 2001, an increase of 20.6%. Despite the growth in the bank's loan portfolio, there has not been a significant change in the bank's underwriting practices or significant increases in loan charge-offs. Management regularly reviews the level of non-accrual loans, levels of charge-offs and recoveries, levels of outstanding loans, and known and inherent risks in the nature of the loan portfolio.

The allowance for loan losses to loan ratio increased from 1.99% at December 31, 2000 to 2.27% at December 31, 2001. The increase in this ratio was attributable to an increase in provision for loan losses of $1.9 million from the previous year. Management felt it was prudent to increase the allowance for loan losses in light of the current economic uncertainty.

Non-Interest Income

Non-interest income, exclusive of net gains or losses on sales of securities, increased by $1,395,000 to $4,564,000 for the year ended December 31, 2001, compared to $3,169,000 for the year ended December 31, 2000. The increase was primarily attributable to increases in deposit service fees, investment management and trust service fees, and gains on sales of loans.

Investment management and trust service fees increased by $311,000, or 20.4%, due primarily to an increase in investment assets under management. Included in investment management and trust service fees is commission income in the amount of $255,000 for the year ended December 31, 2001 and $90,000 for the year ended December 31, 2000, from brokerage services provided through a third party service arrangement. Investment assets under management amounted to $311.6 million at December 31, 2001 compared to $289.3 million at December 31, 2000.

Deposit service fees increased from $938,000 in 2000 to $1,548,000 in 2001. The increase was due to deposit growth and the declining interest rate environment requiring higher compensating demand deposit account balances to offset charges.

Gains on sales of loans increased by $276,000 from 2000 to 2001 due to increased residential mortgage production resulting from a declining interest rate environment.

Other income increased by $198,000 from 2000 to 2001. The increase was primarily from higher fee income compared to the year ended December 31, 2000 for debit cards, ATM's, safe deposit boxes, and wire transfer fees.

Gains (Losses) on Sales of Securities

Net gains from the sales of investment securities totaled $941,000 in 2001 compared to net gains of $129,000 in 2000. The net gain resulted from sales of securities based on management's decision to take advantage of certain investment opportunities and asset/liability repositioning.

Non-Interest Expense

Salaries and benefits expense totaled $13,225,000 for the year ended December 31, 2001, compared with $10,847,000 for the same period in 2000, an increase of $2,378,000, or 21.9%. The increase resulted primarily from additional staff hired in 2001 and 2000 to support growth and strategic initiatives implemented.

Occupancy expense was $4,043,000 for the year ended December 31, 2001, compared with $3,217,000 for the same period in 2000, an increase of $826,000 or 25.7%, primarily resulting from office expansion for operational support departments, growth and ongoing enhancements to the bank's computer systems.

Audit, legal and other professional expenses decreased by $58,000, or 9.1%, in 2001 primarily resulting from a decrease in legal costs associated with the establishment of securities brokerage and insurance sales operations during 2000.

Advertising and public relations expenses decreased to $378,000 for the year ended December 31, 2001 from $644,000 for the same period in 2000 primarily due the marketing efforts associated with the Fleet branch acquisition reflected in 2000.

Office and data processing supplies expense decreased to $475,000 for the year ended December 31, 2001 compared to $705,000 for the same period in 2000 primarily due to one time costs associated with the Fleet branch acquisition reflected in 2000.

Trust professional and custodial expenses increased by $140,000, or 27.8%, due to an increase in investment assets under management, additional services being provided by the financial services department, and increased professional fees as a percentage of assets.

Amortization of intangible assets, associated with the Fleet branch acquisitions on July 21, 2000, increased to $792,000 for the year ended December 31, 2001 compared to $351,000 for the same period in 2000 due to the full year effect in 2001.

Trust preferred expense, relating to the issuance of trust preferred securities on March 23, 2000, increased to $1,158,000 for the year ended December 31, 2001 compared to $895,000 for the same period in 2000 due to the full year effect in 2001.

Other operating expense increased to $2,508,000 for the year ended December 31, 2001 compared to $2,168,000 for the same period in 2000 primarily due to the bank's growth, as well as the numerous strategic initiatives implemented during the year. The primary increases were for ATM's, contributions, and courier service, offset by decreases in office supplies and training expenses that were one time costs associated with the branch acquisitions.

Income Tax Expense

The company's effective tax rate for the year ended December 31, 2001 was 26.2% compared to 24.1% for the year ended December 31, 2000. The increase in rate was primarily due to higher pretax income, which lessened the impact of tax exempt municipal securities.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

Net Income

The company had net income in 2000 of $3.6 million, or $1.08 per share and $1.07 per share on a basic and fully diluted basis, respectively, compared with net income in 1999 of $4.1 million, or $1.28 per share and $1.22 per share on a basic and fully diluted basis, respectively. The decrease in net income of $0.5 million, or 12%, was primarily the result of increased expenses and start up costs associated with numerous strategic initiatives accomplished in 2000, including the purchase of the Fleet branches, the establishment of a securities brokerage operation, numerous eCommerce initiatives, the expansion of deposit product offerings, the establishment of insurance sales operations, the upgrading of facilities, and the investment in back office operations. These expenses were offset by a $4.8 million or 28% increase in net interest income.

Net Interest Income

The bank's net interest income was $22.0 million for the year ended December 31, 2000, an increase of $4.8 million, or 28%, from $17.2 million for the year ended December 31, 1999. This increase was primarily a result of an increase in the bank's loan and investment balances, which were funded principally by increases in deposits and commercial sweep accounts and the issuance of trust preferred securities.

Interest income on loans increased in the year ended December 31, 2000 to $26.5 million from $20.7 million for the year ended December 31, 1999. The increase was primarily due to an increase in the average loan balance from $232.8 million in 1999 to $285.8 million in 2000. The average interest rate earned on loans also increased from 8.91% in 1999 to 9.27% in 2000. The increase in the interest rate earned was primarily attributable to six interest rate increases by the Federal Reserve Board during the second half of 1999 through the first half of 2000. The effect of these rate increases was offset partially by the bank's decision to maintain its loan rates at competitive levels, which enabled the bank to realize substantial additional loan originations during 2000.

Interest income on investments increased for the year ended December 31, 2000 to $11.3 million from $7.6 million for the year ended December 31, 1999. The increase was primarily due to an increase in the average investment portfolio balance from $129.3 million in 1999 to $185.2 million in 2000. The increase in investments primarily resulted from strong deposit growth within the existing branch network and $58.3 million in deposits assumed from Fleet National Bank. Also contributing to this increase in investment income was a higher average interest rate earned on investments from 6.51% in 1999 to 6.65% in 2000, both on a tax equivalent basis.

Interest expense on savings, PIC and money market accounts was $3.9 million and $2.4 million for the years ended December 31, 2000 and December 31, 1999, respectively. The increase resulted from an increase in the average balance from $115.7 million at December 31, 1999 to $160.9 million at December 31, 2000. Included in the December 31, 2000 average balance was $44.3 million in savings, PIC and money market accounts assumed from Fleet National Bank on July 21, 2000. The increased interest expense in 2000 was also attributable to a higher average interest rate paid on deposits of 2.42% in 2000 compared to 2.09% in 1999. The increase in rate was attributable to higher market interest rates, the full year impact of a tiered rate savings account introduced in the latter half of 1999 and implementation of a tiered rate personal money market account in July 2000.

Interest expense on time deposits increased to $8.4 million for the year ended December 31, 2000 compared to $7.3 million for the year ended December 31, 1999. The increase was due to an increase in the average balance from $144.6 million in 1999 to $157.8 million in 2000 and an increase in the average interest rate paid from 5.05% in 1999 to 5.32% in 2000. The increase in the interest rate paid on time deposits reflected an increase in market rates over the same period.

Interest expense on short-term borrowings, including borrowings from the FHLB and repurchase agreements, consisting of term repurchases agreements and commercial sweep accounts, increased to $3.8 million in 2000 from $1.5 million in 1999. The increase resulted from both higher average balances and higher interest rates paid. The increase in average balance resulted from FHLB borrowings entered into during the latter half of 1999 in anticipation of the Fleet branch acquisition. Due to market conditions rates on these borrowings increased substantially during 2000. These borrowings were paid off in August 2000 after the bank assumed $58.3 million in deposits from Fleet National Bank. The average balance was also impacted by growth in the bank's commercial sweep product which grew from an average balance of $18.0 million in 1999 to $39.8 million in 2000. During 2000 the average balance on term repurchase agreements increased from $4.3 million at December 31, 1999 to $6.8 million at December 31, 2000. The average rate paid in 2000 on short-term borrowings increased due to higher market rates, growth in average balances, and a full year's impact of growth in the second half of 1999.

The net interest rate spread and net interest margin both decreased to 3.99% and 4.82%, respectively, for the year ended December 31, 2000, from 4.18% and 4.96%, respectively, for the year ended December 31, 1999, both on a tax equivalent basis. The decrease in spread and margin primarily resulted from an increase in short term borrowings in anticipation of the Fleet branch acquisition and a rising rate environment during which the company's margin declined in the short term due to interest sensitive liabilities re-pricing more quickly than interest earning assets. Over the long term, however, the company's net margin would be expected to increase in a rising rate environment due to a significant concentration of the loan portfolio re-pricing upward to rate levels based upon the then current prime rate.

Provision for Loan Losses

The provision for loan losses amounted to $603,000 and $270,000 for the years ended December 31, 2000 and 1999, respectively. Loans, before the allowance for loan losses, increased from $261.2 million, at December 31, 1999 to $311.8 million, at December 31, 2000, an increase of 19.4%. Growth during 2000 included $7.0 million in loans purchased from Fleet National Bank. Despite the growth in the bank's loan portfolio, there was not a significant change in the bank's underwriting practices or significant increases in loan charge-offs. Management regularly reviews the level of non-accrual loans, levels of charge-offs and recoveries, levels of outstanding loans, and known and inherent risks in the nature of the loan portfolio.

The allowance for loan losses to gross loan ratio declined from 2.08% at December 31, 1999 to 1.99% at December 31, 2000. The decrease was attributable to an increase in loans outstanding that outpaced the increase in the allowance for loan losses at December 31, 2000.

Non-Interest Income

Non-interest income, exclusive of net gains or losses on sales of securities, increased by $561,000 to $3,169,000 for the year ended December 31, 2000, compared to $2,608,000 for the year ended December 31, 1999. The increase was primarily attributable to increases in trust income, investment commission and other income.

Trust fees increased by $215,000, or 18%, due primarily to an increase in trust assets under management. Trust assets under management amounted to $280.3 million at December 31, 2000 compared to $216.7 million at December 31, 1999.

During the first quarter of 2000 the company established a brokerage operation through a third party service arrangement to provide securities brokerage services to customers. Commission income from these services amounted to $93,000 for the year ended December 31, 2000.

Deposit fees increased slightly from $882,000 in 1999 to $938,000 in 2000. The increase was due to deposit growth and $44.3 million in savings and checking accounts assumed from Fleet National Bank on July 21, 2000.

Gains on sales of loans decreased by $59,000 from 1999 to 2000 due to slower residential mortgage production resulting from higher interest rates.

Other income increased by $256,000 from 1999 to 2000. The increase was primarily from higher fee income compared to the year ended December 31, 1999 for check printing, debit cards, ATM's, and safe deposit boxes.

Gains (Losses) on Sales of Securities

Net gains from the sales of investment securities totaled $129,000 in 2000 compared to net gains of $183,000 in 1999. The net gain resulted from sales of securities based on management's decision to take advantage of certain investment opportunities and asset/liability repositioning.

Non-Interest Expense

Salaries and benefits expense totaled $10,847,000 for the year ended December 31, 2000, compared with $8,395,000 in 1999, an increase of $2,452,000, or 29%. The increase resulted primarily from additional staff hired in 2000 and 1999 to support growth and strategic initiatives implemented.

Occupancy expense was $3,217,000 for the year ended December 31, 2000, compared with $2,448,000 in 1999, an increase of $769,000 or 31% due to the opening of the Westford branch, the acquisition of the Fleet branches, office renovations for operational support departments and loan officers and ongoing enhancements to the bank's computer systems.

Audit, legal and other professional expenses decreased by $61,000, or 9%, in 2000 primarily resulting from a decrease in year 2000 readiness preparation expense incurred in 1999, offset by increased legal costs associated with the establishment of securities brokerage and insurance sales operations during 2000.

Advertising and public relations expenses increased to $644,000 for the year ended December 31, 2000 from $502,000 for the same period in 1999 primarily due to increased marketing efforts associated with the Fleet branch acquisition and the bank's growth.

Office and data processing supplies expense increased to $705,000 for the year ended December 31, 2000 compared to $369,000 for the same period in 1999 primarily due to one time costs associated with the Fleet branch acquisition, bank growth, and enhancements made to marketing materials.

Trust professional and custodial expenses increased by $164,000, or 48%, due to an increase in trust assets under management, additional services being provided by the trust department, and increased professional fees as a percentage of assets.

Other operating expense increased to $2,168,000 for the year ended December 31, 2000 compared to $1,438,000 for the same period in 1999 primarily due to the bank's growth, one time costs associated with the branch acquisition, and the numerous strategic initiatives implemented during the year. The primary increases were for postage, ATM's, internet banking, telephones, training, contributions, and courier services.

Income Tax Expense

The company's effective tax rate for the year ended December 31, 2000 was 24.1% compared to 26.7% for the year ended December 31, 1999. The reduction in rate was primarily due to the combination of lower pretax income and income from tax exempt municipal securities.

Accounting Rule Changes

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. The new standard also requires that goodwill acquired in such business combinations be measured using the definition included in APB Opinion No. 16, "Business Combinations," and initially recognized as an asset in the financial statements. The new standard also requires intangible assets acquired in any such business combination to be recognized as an asset apart from goodwill if they meet certain criteria.

SFAS No. 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually at the reporting unit level, as defined in the standard. Intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle. In addition to the transitional impairment test, the required annual impairment test should be performed in the year of adoption of the standard.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and must be adopted as of the beginning of a fiscal year. Retroactive application is not permitted. The company adopted the new standard on January 1, 2002. During 2001, the company reported that the adoption of SFAS No. 142 was expected to increase annual net income by approximately $450,000 over the remaining amortization period ending in June 2010. However, subsequent to the company's disclosure but prior to formal adoption on January 1, 2002, the FASB clarified that goodwill as defined in SFAS No. 142 did not include the excess of amounts paid over liabilities assumed in a branch acquisition and such amounts should continue to be accounted for in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." Consequently, goodwill will continue to be amortized over a ten year life and adoption of SFAS No. 142 is expected to have no impact on the consolidated financial statements of the company although final resolution of this by the FASB has not been determined.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the bank's ability to react to changes in interest rates and by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

Various information shown elsewhere in this annual report will assist in the understanding of how well the bank is positioned to react to changing interest rates and inflationary trends. In particular, the Interest Margin Sensitivity Analysis contained in Item 7A and other maturity and repricing information of the bank's assets and liabilities in this report contain additional information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Margin Sensitivity Analysis

The company's primary market risk is interest rate risk, specifically, changes in the interest rate environment. The bank's investment committee is responsible for establishing policy guidelines on acceptable exposure to interest rate risk and liquidity. The investment committee is comprised of certain members of the Board of Directors and certain members of senior management. The primary objectives of the company's asset/liability policy is to monitor, evaluate and control the bank's interest rate risk, as a whole, within certain tolerance levels while ensuring adequate liquidity and adequate capital. The investment committee establishes and monitors guidelines for the net interest margin sensitivity, equity to capital ratios, liquidity, Federal Home Loan Bank borrowing capacity and loan to deposit ratio. The asset/liability strategies are reviewed on a periodic basis by management and presented and discussed with the investment committee on at least a quarterly basis. The asset/liability strategies are revised based on changes in interest rate levels, general economic conditions, competition in the marketplace, the current position of the bank, anticipated growth of the bank and other factors.

One of the principal factors in maintaining planned levels of net interest income is the ability to design effective strategies to cope with the impact on future net interest income of changes in interest rates. The balancing of the changes in interest income from interest earning assets and the interest expense of interest bearing liabilities is done through the asset/liability management program. The bank's simulation model analyzes various interest rate scenarios. Varying the future interest rate environment affects prepayment speeds, reinvestment rates, maturities of investments due to call provisions, changes in interest rates on various assets and liability accounts based on different indices, and other factors, which vary under the different scenarios. The investment committee periodically reviews guidelines or restrictions contained in the asset/liability policy and adjusts them accordingly. The bank's current asset/liability policy is designed to limit the impact on the cumulative net interest income to 10% in the 24-month period following the date of the analysis, in a rising and falling rate shock analysis of 100 and 200 basis points.

The following table summarizes the projected cumulative net interest income for a 24-month period from the company's interest bearing assets and liabilities as of December 31, 2001, resulting from a 200 basis point upward shift in the prime rate, 200 basis point downward shift in the prime rate and no change in the prime rate scenarios from the bank's asset/liability simulation model. Other rates (i.e., deposit, loan, and investment rates) have been changed accordingly.

It should be noted that the interest rate scenarios used do not necessarily reflect management's view of the "most likely" change in interest rates over the next 24 months. Furthermore, since a static balance sheet is assumed, the results do not reflect the anticipated future net interest income of the company.

	December 31,2001		
($ in thousands)	Rates Rise 200 BP	Rates Unchanged	Rates Fall 200 BP
Interest Earning Assets:			
Loans	$ 64,086	$ 57,743	$ 51,487
Mortgage backed securities	15,179	13,883	12,586
Other investments & federal funds sold	9,350	8,605	7,878
Total interest income	88,615	80,231	71,951
Interest Earning Liabilities:			
Time deposits	12,446	9,612	6,777
PIC, money market, savings	10,471	7,415	4,358
FHLB borrowings and repurchase agreements	2,065	1,463	862
Total interest expense	24,982	18,490	11,997
Net interest income	$ 63,633	$ 61,741	$ 59,954

As of December 31, 2001, analysis indicates that the sensitivity of the net interest margin was in compliance with the bank's current asset/liability policy. Management estimates that over a 24-month period net interest income will increase in a rising rate environment and decrease in a declining rate environment due to the company being more asset than liability sensitive.

The results and conclusions reached from the December 31, 2001 simulation are not significantly different from the December 31, 2000 simulation.

	December 31,2000		
($ in thousands)	Rates Rise 200 BP	Rates Unchanged	Rates Fall 200 BP
Interest Earning Assets	$ 88,451	$ 81,754	$ 75,139
Interest Earning Liabilities	38,505	31,750	26,376
Net interest income	$ 49,946	$ 50,004	$ 48,763

Maturity and composition information of the company's loan portfolio, investment portfolio, certificates of deposit, and short-term borrowings are contained in Part I, Item 1, under the captions "Lending", "Investment Activities" and "Source of funds" and in Part II, Item 8 in Notes 2,3,7 and 8 to the company's financial statements. Management uses this information in the simulation model along with other information about the bank's assets and liabilities. Management makes certain prepayment assumptions based on an analysis of market consensus and management projections, regarding how the factors discussed above will affect the assets and liabilities of the bank as rates change. One of the more significant changes in the anticipated maturity of assets occurs in the investment portfolio, specifically the reaction of mortgage backed securities (including collateralized mortgage obligations) and callable securities as rates change.

Management also periodically assesses sensitivity of the change in the net value of assets and liabilities (MVPE) under different scenarios. As interest rates rise, the value of interest-bearing assets generally declines while the value of interest-bearing liabilities increases. Management monitors the MVPE on at least an annual basis. Although management does consider the effect on the MVPE when making asset/liability strategy decisions, the primary focus is on managing the effect on the net interest margin under changing rate environments.

Item 8. Financial Statements

Index to Consolidated Financial Statements

	Page
Independent Auditors' Report	37
Consolidated Balance Sheets as of December 31, 2001 and 2000	38
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999	39
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999	40
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	41
Notes to the Consolidated Financial Statements	43



Independent Auditors' Report

The Board of Directors
Enterprise Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 9, 2002
Boston, Massachusetts

ENTERPRISE BANCORP, INC.

Consolidated Balance Sheets

December 31, 2001 and 2000

($ in thousands)	2001	2000
Assets		
Cash and equivalents:		
Cash and due from banks (Note 15)	$ 31,361	$ 26,080
Daily federal funds sold	6,500	28,025
Total cash and cash equivalents	37,861	54,105
Investment securities at fair value (Notes 2 and 8)	197,060	185,184
Loans, less allowance for loan losses of $8,547 in 2001 and $6,220 in 2000 (Notes 3 and 8)	367,780	305,797
Premises and equipment (Note 4)	12,136	10,903
Accrued interest receivable (Note 5)	3,586	4,078
Deferred income taxes, net (Note 13)	2,034	2,209
Prepaid expenses and other assets	2,990	2,536
Income taxes receivable	301	415
Intangible assets, net	6,796	7,587
Total assets	$ 630,544	$ 572,814
Liabilities, Trust Preferred Securities and Stockholders' Equity		
Deposits (Note 7)	$ 526,953	$ 461,975
Short-term borrowings (Notes 2 and 8)	44,449	58,271
Escrow deposits of borrowers	931	1,106
Accrued expenses and other liabilities	4,185	3,776
Accrued interest payable	805	1,031
Total liabilities	577,323	526,159
Commitments and contingencies (Notes 4, 8, 14 and 15)		
Trust preferred securities (Note 9)	$ 10,500	$ 10,500
Stockholders' equity (Notes 1, 10 and 11):		
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued	-	-
Common stock $0.01 par value per share; 10,000,000 shares authorized at December 31, 2001 and 2000, respectively; 3,461,999 and 3,408,667 shares issued and outstanding at December 31, 2001 and 2000, respectively	35	34
Additional paid-in capital	18,654	17,843
Retained earnings	20,715	16,793
Accumulated other comprehensive income	3,317	1,485
Total stockholders' equity	42,721	36,155
Total liabilities, trust preferred securities and stockholders' equity	$ 630,544	$ 572,814

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Income

Years Ended December 31, 2001, 2000 and 1999

($ in thousands, except per share data)	2001	2000	1999
Interest and divided income:			
Loans	$ 28,776	26,498	20,736
Investment securities	11,927	11,307	7,624
Federal funds sold	837	341	78
Total interest income	41,540	38,146	28,438
Interest expense:			
Deposits	11,748	12,302	9,722
Borrowed funds	2,369	3,827	1,477
Total interest expense	14,117	16,129	11,199
Net interest income	27,423	22,017	17,239
Provision for loan losses (Note 3)	2,480	603	270
Net interest income after provision for loan losses	24,943	21,414	16,969
Non-interest income:			
Investment management and trust service fees	1,834	1,523	1,215
Deposit service fees	1,548	938	882
Net gains on sales of investment Securities (Note 2)	941	129	183
Gains on sales of loans	371	95	154
Other income	811	613	357
Total non-interest income	5,505	3,298	2,791
Non-interest expense:			
Salaries and employee benefits (Note 12)	13,225	10,847	8,395
Occupancy expenses (Note 4 and 14)	4,043	3,217	2,448
Audit, legal and other professional fees	577	635	696
Advertising and public relations	378	644	502
Office and data processing supplies	475	705	369
Trust professional and custodial expenses	644	504	340
Amortization of intangible assets	792	351	-
Trust preferred expense	1,158	895	-
Other operating expenses	2,508	2,168	1,438
Total non-interest expense	23,800	19,966	14,188
Income before income taxes	6,648	4,746	5,572
Income tax expense (Note 13)	1,744	1,142	1,489
Net income	$ 4,904	3,604	4,083
Basic earnings per share	$ 1.43	1.08	1.28
Diluted earnings per share	$ 1.39	1.07	1.22
Basic weighted average common shares outstanding	3,432,255	3,322,364	3,187,292
Diluted weighted average common shares outstanding	3,530,965	3,369,025	3,335,338

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999

($ in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive Income Period	Comprehensive Income Accumulated	Total Stockholders' Equity
Balance at December 31, 1998	3,167,684	$ 32	$ 15,560	$ 10,610		$ 996	$ 27,198
Comprehensive income							
Net Income				4,083	4,083		4,083
Unrealized depreciation on securities, net of reclassification					(3,740)	(3,740)	(3,740)
Total comprehensive income					$ 343		
Common stock dividend declared ($0.2100 per share)				(667)			(667)
Common stock issued	27,054	-	388				388
Stock options exercised (Note 11)	35,155	-	201				201
Balance at December 31, 1999	3,229,893	$ 32	$ 16,149	$ 14,026		$ (2,744)	$ 27,463
Comprehensive income							
Net Income				3,604	3,604		3,604
Unrealized appreciation on securities, net of reclassification					4,229	4,229	4,229
Total comprehensive income					$ 7,833		
Tax benefit on non-qualified stock options exercised		-	377				377
Common stock dividend declared ($0.2500 per share)				(837)			(837)
Common stock issued	55,804	1	585				586
Stock options exercised (Note 11)	122,970	1	732				733
Balance at December 31, 2000	3,408,667	$ 34	$ 17,843	$ 16,793		$ 1,485	$ 36,155
Comprehensive income							
Net Income				4,904	4,904		4,904
Unrealized appreciation on securities, net of reclassification					1,832	1,832	1,832
Total comprehensive income					$ 6,736		
Common stock dividend declared ($0.2875 per share)				(982)			(982)
Common stock issued	48,182	1	763				764
Stock options exercised (Note 11)	5,150	-	48				48
Balance at December 31, 2001	3,461,999	$ 35	$ 18,654	$ 20,715		$ 3,317	$ 42,721

Disclosure of reclassification amount:	2001	2000	1999
Gross unrealized appreciation (depreciation) arising during the period	$ 3,717	$ 6,515	$ (5,567)
Tax (expense) benefit	(1,264)	(2,201)	1,947
Unrealized holding appreciation (depreciation), net of tax	2,453	4,314	(3,620)
Less: reclassification adjustment on gains included in net income (net of $320, $44, $63 tax, respectively)	621	85	120
Net unrealized appreciation (depreciation) on securities, net of reclassification	$ 1,832	$ 4,229	$ (3,740)

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

($ in thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,904	$ 3,604	$ 4,083
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,480	603	270
Depreciation and amortization	2,312	1,717	1,374
Amortization of intangible assets	791	351	-
Net gains on sale of investments	(941)	(129)	(183)
Gain on sale of loans	(371)	(95)	(154)
Loss on sale of real estate	-	-	54
(Increase) decrease in:			
Loans held for sale, net of gain	12	(3)	(735)
Accrued interest receivable	492	(814)	(840)
Prepaid expenses and other assets	(454)	(1,145)	(727)
Deferred income taxes	(767)	(325)	(274)
Income taxes receivable	114	(160)	16
Increase (decrease) in:			
Accrued expenses and other liabilities	409	1,486	(290)
Accrued interest payable	(226)	674	92
Net cash provided by operating activities	8,755	5,764	2,686
Cash flows from investing activities:			
Proceeds from sales of investment securities	17,589	10,971	12,524
Proceeds from maturities, calls and pay-downs of investment securities	57,671	14,392	17,539
Purchase of investment securities	(83,608)	(50,558)	(74,558)
Proceeds from sales of real estate acquired by foreclosure	-	-	250
Net increase in loans	(64,104)	(50,645)	(45,111)
Additions to premises and equipment, net	(3,358)	(4,946)	(4,633)
Cash paid for assets in excess of liabilities	-	(7,688)	-
Net cash used in investing activities	(75,810)	(88,474)	(93,989)
Cash flows from financing activities:			
Net increase in deposits	64,978	128,552	15,757
Net increase (decrease) in short-term borrowings	(13,822)	(20,496)	66,682
Proceeds from issuance of trust preferred securities	-	10,500	-
Net (decrease) increase in escrow deposits of borrowers	(175)	311	108
Cash dividends paid	(982)	(837)	(667)
Proceeds from issuance of common stock	764	586	388
Proceeds from exercise of stock options	48	1,110	201
Net cash provided by financing activities	50,811	119,726	82,469
Net increase (decrease) in cash and cash equivalents	(16,244)	37,016	(8,834)
Cash and cash equivalents at beginning of year	54,105	17,089	25,923
Cash and cash equivalents at end of year	$ 37,861	$ 54,105	$ 17,089

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31, 2001, 2000 and 1999

($ in thousands)	2001	2000	1999
Supplemental financial data:			
Cash Paid For:			
Interest	$ 14,343	16,337	11,107
Income taxes	2,462	1,348	1,588

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies

(a) Holding Company Formation - Agreement and Plan of Reorganization

Enterprise Bancorp, Inc. (the "company") was organized on February 29, 1996 at the direction of Enterprise Bank and Trust Company (the "bank") for the purpose of becoming the holding company of the bank (the "Reorganization"). Upon the effectiveness of the Reorganization, the bank became the wholly owned subsidiary of the company and the former shareholders of the bank became the shareholders of the company.

(b) Basis of Presentation

The consolidated financial statements of Enterprise Bancorp, Inc. include the accounts of the company and its wholly owned subsidiaries, Enterprise Bank and Trust Company and Enterprise (MA) Capital Trust I (the "Trust"). The Trust is a statutory business trust created under the laws of Delaware and was organized on March 10, 2000 for the purpose of issuing trust preferred securities.

The bank has two wholly owned subsidiaries, Enterprise Insurance Services LLC and Enterprise Investment Services LLC. These subsidiaries were organized on March 21, 2000 for the purpose of engaging in insurance sales activities and offering non-deposit investment products and related securities brokerage services to its present and future customers. The bank also has a substantially owned subsidiary, Enterprise Realty Trust, Inc., which invests in commercial and residential mortgage loans originated by the bank and in investment securities.

The business and operations of the company are subject to the regulatory oversight of the Board of Governors of the Federal Reserve System. The Massachusetts Commissioner of Banks also retains supervisory jurisdiction over the company. To the extent that the accompanying financial statements contain information as of a date or for a period prior to July 26, 1996, such information pertains to the bank. The company had no material assets or operations prior to completion of the Reorganization on July 26, 1996.

Enterprise Bank and Trust Company is a Massachusetts trust company, which commenced banking operations on January 3, 1989. The bank's main office is located at 222 Merrimack Street in Lowell, Massachusetts. The bank began offering trust services in June of 1992. Branch offices were opened in Chelmsford, Massachusetts in June of 1993, Leominster, Massachusetts in May of 1995, Billerica, Massachusetts in June of 1995, Tewksbury, Massachusetts in October of 1996, Dracut, Massachusetts in November of 1997, and Westford, Massachusetts in November 1999. The bank also purchased two branches (in Chelmsford and Billerica) in July 2000. The bank's deposit gathering and lending activities are conducted primarily in Lowell and the surrounding Massachusetts cities and towns of Andover, Billerica, Chelmsford, Dracut, Tewksbury, Tyngsboro, Westford, Leominster and Fitchburg. The bank offers a range of commercial and consumer services with a goal of satisfying the needs of individuals, professionals and growing businesses.

The bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount provided by law. The FDIC and the Massachusetts Commissioner of Banks (the "Commissioner") have regulatory authority over the bank.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities at the balance sheet date and income and expenses for the years then ended. Actual results, particularly regarding the estimate of the allowance for loan losses may differ significantly from these estimates.

(c) Reclassification

Certain amounts in previous years' financial statements have been reclassified to conform to the current year's presentation.

(d) Investment Securities

Investment securities that are intended to be held for indefinite periods of time but which may not be held to maturity or on a long-term basis are considered to be "available for sale" and are carried at fair value. Net unrealized appreciation and depreciation on investments available for sale, net of applicable income taxes, are reflected as a component of accumulated comprehensive income. Included as available for sale are securities that are purchased in connection with the company's asset/liability risk management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other related factors. In instances where the company has the positive intent to hold to maturity, investment securities will be classified as held to maturity and carried at amortized cost. At December 31, 2001 and 2000, all of the company's investment securities were classified as available for sale and carried at fair value.

Investment securities' discounts are accreted and premiums are amortized over the period of estimated principal repayment using methods that approximate the interest method.

Gains or losses on the sale of investment securities are recognized at the time of sale on a specific identification basis.

(e) Loans

The company grants single family and multi-family residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the company grants loans for the construction of residential homes, multi-family properties, and commercial real estate properties and for land development. Most loans granted by the company are collateralized by real estate or equipment and/or are guaranteed by the borrower. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity and real estate values within the borrowers' geographic areas. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic areas and the general economy.

Loans are reported at the principal amount outstanding, net of deferred origination fees and costs. Loan origination fees received are offset with direct loan origination costs and are deferred and amortized over the life of the related loans using the level-yield method or are recognized in income when the related loans are sold or paid off.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or generally when a loan becomes contractually past due by 60 days or a mortgage loan becomes contractually past due by 90 days with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when payments are brought current and when, in the judgment of management, the collectability of both principal and interest is reasonably assured. Payments received on loans in a non-accrual status are generally applied to principal.

Loans held for sale are carried at the lower of aggregate amortized cost or market value, giving consideration to commitments to originate additional loans and commitments to sell loans. When loans are sold a gain or loss is recognized to the extent that the sales proceeds exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific identification method.

(f) Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses *charged to operations. Loan losses are charged against the allowance when* management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged-off are credited to the allowance.

The bank uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: identification of specific loan losses, general loss allocations for certain loan types based on credit grade and loss experience factors, and general loss allocations for other economic or market factors. The methodology includes analysis of individual loans deemed to be impaired in accordance with the terms of SFAS 114. Other individual commercial and commercial mortgage loans are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system and the related loss allocation factors take into consideration the borrower's financial condition, the borrower's performance with respect to loan terms and the adequacy of collateral. Portfolios of more homogenous populations of loans including residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators, the bank's historical loss experience and comparison to industry standards of loss allocation factors for each type of credit product. Finally, an additional allowance is maintained based on a judgmental process whereby management considers qualitative and quantitative assessments of other factors including industry concentration, results of regulatory examinations, historical loss ranges, portfolio composition, the strength of the local and national economy, interest rates and other changes in the portfolio. The allowance for loan losses is management's best estimate of the probable loan losses incurred as of the balance sheet date.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the company's allowance for loan losses. Such agencies may require the company to recognize additions to the allowance based on judgments different from those of management.

Impaired loans are individually significant commercial and commercial real estate loans for which it is probable that the company will not be able to collect all amounts due in accordance with contractual terms. Impaired loans are accounted for, except those loans that are accounted for at fair value or at lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. Impaired loans exclude large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value and leases and debt securities as defined in SFAS No. 115. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged-off when management believes that the collectability of the loan's principal is remote.

(g) Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Fully depreciated assets have been removed from the premises and equipment inventory. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related asset categories as follows:

Buildings	25 years
Leasehold improvements	10 years
Computer software and equipment	3 to 5 years
Furniture, fixtures and equipment	3 to 5 years

(h) Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Real estate formally acquired in settlement of loans is initially recorded at the lower of the carrying value of the loan or the fair value of the property constructively or actually received less estimated selling costs. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses and any subsequent provisions to reduce the carrying value to net fair value are charged to real estate operations in the current period. Gains and losses upon disposition are reflected in earnings as realized.

(i) Intangible Assets

On July 21, 2000 the bank completed its acquisition of two Fleet National Bank branch offices (the "Fleet branches"). The excess of cost over the fair market value of assets acquired and liabilities assumed of approximately $7.9 million has been allocated to identified intangible assets and goodwill (combined "intangible assets") and is being amortized over a ten-year period.

(j) Income Taxes

The company uses the asset and liability method of accounting for income taxes. Under this method deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities will be adjusted accordingly through the provision for income taxes.

(k) Stock Options

The company measures compensation cost for stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation cost is recorded if, at the grant date, the exercise price of the options is equal to the fair market value of the company's common stock.

(l) Investment Management & Trust Services

Securities and other property held in a fiduciary or agency capacity are not included in the consolidated balance sheets because they are not assets of the company. Investment assets under management, consisting of assets managed by the Trust Division, Investment Services Division, and the Federated sweep product, totaled $311.6 million and $289.3 million at December 31, 2001 and 2000 respectively. Income is reported on an accrual basis.

(m) Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the effect on weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury stock method. The increase in average shares outstanding, using the treasury stock method, for the diluted earnings per share calculation were 98,710, 46,661, and 148,046 for the years ended December 31, 2001, 2000 and 1999, respectively.

(n) Reporting Comprehensive Income

Comprehensive Income is defined as net income plus revenues, expenses, gains, and losses that under accounting principles generally accepted in the United States of America are excluded from net income. The bank classifies items of comprehensive income by their nature in the financial statements, and displays the accumulated balance of comprehensive income separately from retained earnings and additional-paid-in capital in the equity section of the balance sheet. Reporting comprehensive income only affects the presentation in the financial statements and has no impact on the bank's results of operations.

(o) Derivatives

The company recognizes all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair market value. The company establishes at the inception of a hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The company had no material derivatives or hedge accounting transactions at December 31, 2001 and 2000, respectively.

(p) Other Accounting Rule Changes

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. The new standard also requires that goodwill acquired in such business combinations be measured using the definition included in APB Opinion No. 16, "Business Combinations," and initially recognized as an asset in the financial statements. The new standard also requires intangible assets acquired in any such business combination to be recognized as an asset apart from goodwill if they meet certain criteria.

SFAS No. 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually at the reporting unit level, as defined in the standard. Intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle. In addition to the transitional impairment test, the required annual impairment test should be performed in the year of adoption of the standard.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and must be adopted as of the beginning of a fiscal year. Retroactive application is not permitted. The company adopted the new standard on January 1, 2002. During 2001, the company reported that the adoption of SFAS No. 142 was expected to increase annual net income by approximately $450,000 over the remaining amortization period ending in June 2010. However, subsequent to the company's disclosure but prior to formal adoption on January 1, 2002, the FASB clarified that goodwill as defined in SFAS No. 142 did not include the excess of amounts paid over liabilities assumed in a branch acquisition and such amounts should continue to be accounted for in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." Consequently, goodwill will continue to be amortized over a ten year life and adoption of SFAS No. 142 is expected to have no impact on the consolidated financial statements of the company although final resolution of this by the FASB has not been determined.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(2) Investment Securities

The amortized cost and estimated fair values of investment securities at December 31, are summarized as follows:

	2001			
($ in thousands)	Amortized cost	Unrealized appreciation	Unrealized depreciation	Fair value
U.S. agency obligations	$ 14,791	$ 963	$ 95	$ 15,659
Mortgage-backed securities	117,598	2,813	58	120,353
Municipal obligations	56,345	1,594	192	57,747
Total bonds and obligations	188,734	5,370	345	193,759
Federal Home Loan Bank stock, at cost	3,301	-	-	3,301
Total investment securities	$ 192,035	$ 5,370	$ 345	$ 197,060

	2000			
($ in thousands)	Amortized cost	Unrealized appreciation	Unrealized depreciation	Fair value
U.S. agency obligations	$ 32,341	$ 1,292	$ 23	$ 33,610
Mortgage-backed securities	95,480	703	408	95,775
Municipal obligations	51,811	687	-	52,498
Total bonds and obligations	179,632	2,682	431	181,883
Federal Home Loan Bank stock, at cost	3,301	-	-	3,301
Total investment securities	$ 182,933	$ 2,682	$ 431	$ 185,184

Included in U.S. agency securities are investments that can be called prior to final maturity with fair values of $10,753,000 and $32,601,000 at December 31, 2001 and 2000, respectively. Included in mortgage-backed securities are collateralized mortgage-backed obligations with fair values of $111,355,000 and $93,138,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, securities with a fair value of $73,876,000 were pledged as collateral for short-term borrowings (Note 8) and securities with a fair value of $1,034,000 were pledged as collateral for treasury, tax and loan deposits. At December 31, 2000, securities with a fair value of $62,9333,000 were pledged as collateral for short-term borrowings (Note 8) and securities with a fair value of $998,000 were pledged as collateral for treasury, tax and loan deposits.

The contractual maturity distribution of total bonds and obligations at December 31, 2001 is as follows:

($ in thousands)	Amortized cost	Percent	Fair Value	Percent
Within one year	$ 3,995	2.12%	$ 4,035	2.08%
After one but within three years	11,299	5.99	11,625	6.00
After three but within five years	25,517	13.52	26,102	13.47
After five but within ten years	57,324	30.37	59,219	30.57
After ten years	90,599	48.00	92,778	47.88
Total investment securities	$ 188,734	100.00%	$ 193,759	100.00%

Mortgage-backed securities are shown at their final maturity but are expected to have shorter average lives due to principal prepayments. U.S. agency obligations are shown at their final maturity but are expected to have shorter average lives because issuers of certain bonds reserve the right to call or prepay the obligations without call or prepayment penalties.

Sales and calls of investment securities for the years ended December 31, 2001, 2000, and 1999 are summarized as follows:

($ in thousands)	2001	2000	1999
Book value of securities sold or called	$ 45,828	$ 11,252	$ 22,951
Gross realized gains on sales/calls	941	139	184
Gross realized losses on sales/calls	-	(10)	(1)
Total proceeds from sales or calls of investment securities	$ 46,769	$ 11,381	$ 23,134

(3) Loans and Loans Held for Sale

Major classifications of loans and loans held for sale at December 31, are as follows:

($ in thousands)	2001	2000
Real estate:		
Commercial	$ 159,117	$ 120,390
Construction	32,428	21,894
Residential	59,967	57,037
Total real estate	251,512	199,321
Commercial	94,762	84,284
Home equity	24,594	21,229
Consumer	6,697	8,210
Total loans	377,565	313,044
Deferred loan origination fees	(1,238)	(1,027)
Allowance for loan losses	(8,547)	(6,220)
Net loans and loans held for sale	$ 367,780	$ 305,797

Directors, officers, principal stockholders and their associates are credit customers of the company in the normal course of business. All loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than a normal risk of collectability or present other unfavorable features. As of December 31, 2001, and 2000, the outstanding loan balances to directors and officers of the company and their associates was $6.3 million and $7.2 million, respectively. Unadvanced portions of lines of credit available to directors and officers were $3.3 million and $1.8 million, as of December 31, 2001 and 2000, respectively. During 2001, new loans and net increases in loan balances on lines of credit under existing commitments of $0.3 million were made and principal paydowns of $1.2 million were received. All loans to these related parties are current.

Non-accrual loans at December 31, are summarized as follows:

($ in thousands)	2001	2000
Real estate	$ 503	$ 465
Commercial	1,337	539
Consumer, including home equity	34	50
Total non-accrual	$ 1,874	$ 1,054

There were no commitments to lend additional funds to those borrowers whose loans were classified as non-accrual at December 31, 2001, 2000, and 1999. The increase /reduction in interest income for the years ended December 31, associated with non-accruing loans is summarized as follows:

($ in thousands)	2001	2000	1999
Income in accordance with original loan terms	$ 287	$ 269	$ 392
Income recognized	128	306	242
Reduction/(increase) in interest income	$ 159	$ (37)	$ 150

The increase in interest income at December 31, 2000 resulted primarily from non accrual loans at December 31, 1999 that were returned to accrual status during 2000.

At December 31, 2001 and 2000, total impaired loans were $1.3 million and $0.5 million, respectively. In the opinion of management, there were no impaired loans requiring an allocated reserve at December 31, 2001 and 2000, respectively. All of the $1.3 million of impaired loans have been measured using the fair value of the collateral method. During the years ended December 31, 2001 and 2000, the average recorded value of impaired loans was $0.9 million and $1.2 million, respectively. Included in the (increase)/reduction in interest income in the table above is $85,000 and $75,000 of interest income that was not recognized on loans that were deemed impaired as of December 31, 2001 and 2000, respectively. All payments received on non-accrual loans deemed to be impaired loans are applied to principal. The company is not committed to lend additional funds on any loans that are considered impaired.

Changes in the allowance for loan losses for the years ended December 31, are summarized as follows:

($ in thousands)	2001	2000	1999
Balance at beginning of year	$ 6,220	$ 5,446	$ 5,234
Provision charged to operations	2,480	603	270
Addition related to acquired loans	-	250	-
Loan recoveries	72	207	114
Loans charged-off	(225)	(286)	(172)
Balance at end of year	$ 8,547	$ 6,220	$ 5,446

At December 31, 2001, 2000 and 1999, the bank was servicing mortgage loans sold to investors amounting to $21,646,000, $25,699,000, and $24,001,000, respectively.

(4) Premises and Equipment

Premises and equipment at December 31, are summarized as follows:

($ in thousands)	2001	2000
Land	$ 1,373	$ 1,373
Buildings and leasehold improvements	10,255	7,731
Computer software and equipment	4,295	4,006
Furniture, fixtures and equipment	2,727	2,182
	18,650	15,292
Less accumulated depreciation	(6,514)	(4,389)
	$ 12,136	$ 10,903

The company is obligated under various non-cancelable operating leases, some of which provide for periodic adjustments. At December 31, 2001 minimum lease payments for these operating leases were as follows:

($ in thousands)	
Payable in:	
2002	$ 596
2003	407
2004	338
2005	132
Thereafter	21
Total minimum lease payments	$ 1,494

Total rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $638,000, $581,000 and $488,000, respectively.

(5) Accrued Interest Receivable

Accrued interest receivable consists of the following at December 31:

($ in thousands)	2001	2000
Investments	$ 1,640	$ 1,911
Loans and loans held for sale	1,946	2,167
	$ 3,586	$ 4,078

(6) Real Estate Acquired by Foreclosure

There were no real estate acquired by foreclosure balances or transactions during the years ended December 31, 2001 and 2000, respectively.

(7) Deposits

Deposits at December 31, are summarized as follows:

($ in thousands)	2001	2000
Demand	$ 107,000	$ 100,917
Savings	70,970	53,412
Personal interest checking	118,844	97,417
Money market	77,817	50,653
Time deposits less than $100,000	103,249	99,231
Time deposits of $100,000 or more	49,073	60,345
	$ 526,953	$ 461,975

Interest expense on time deposits with balances of $100,000 or more amounted to $2,353,000 in 2001, $3,438,000 in 2000, and $2,438,000 in 1999.

The following table shows the scheduled maturities of time deposits with balances less than $100,000 and greater than $100,000 at December 31, 2001:

($ in thousands)	Less than $100,000	Greater than $100,000	Total
Due in less than three months	$ 30,568	$ 21,157	$ 51,725
Due in over three through twelve months	53,003	23,401	76,404
Due in over twelve through thirty six months	19,551	4,515	24,066
Due in over three years	127	-	127
	$ 103,249	$ 49,073	$ 152,322

(8) Short-Term Borrowings

Borrowed funds at December 31, are summarized as follows:

($ in thousands)	2001 Amount	2001 Average Rate	2000 Amount	2000 Average Rate	1999 Amount	1999 Average Rate
Securities sold under agreements to repurchase	$ 43,979	1.64%	$ 57,801	5.86%	$ 28,697	4.99%
Federal Home Loan Bank of Boston borrowings	470	5.94%	470	5.94%	50,070	4.68%
	$ 44,449	1.68%	$ 58,271	5.86%	$ 78,767	4.78%

Securities sold under agreement to repurchase averaged $65,511,000, $39,782,000, and $18,002,000 during 2001, 2000, and 1999, respectively. Maximum amounts outstanding at any month end during 2001, 2000, and 1999 were $76,129,000, $57,801,000, and $28,697,000, respectively. The average cost of repurchase agreements was 3.56%, 5.71%, and 4.43% during 2001, 2000, and 1999, respectively.

The bank became a member of the Federal Home Loan Bank of Boston ("FHLB") in March 1994. FHLB borrowings averaged $722,000, $24,753,000, and $12,241,000 during 2001, 2000, and 1999, respectively. Maximum amounts outstanding at any month end during 2001, 2000, and 1999 were $470,000, $61,300,000, and $50,070,000, respectively. The average cost of FHLB borrowings was 4.96%, 6.29%, and 5.55% during 2001, 2000, and 1999, respectively. Borrowings from the FHLB are secured by FHLB stock, 1-4 family owner occupied residential loans and the bank's investment portfolio not otherwise pledged.

As a member of the FHLB, the bank has access to a pre-approved overnight line of credit for up to 5% of its total assets and the capacity to borrow an amount up to the value of its qualified collateral, as defined by the FHLB. At December 31, 2001, the bank had the additional capacity to borrow up to approximately $74,765,000 from the FHLB.

(9) Trust Preferred Securities

On March 10, 2000 the company organized Enterprise (MA) Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The company is the owner of all the common shares of beneficial interest of the Trust. On March 23, 2000 the Trust issued $10.5 million of 10.875% trust preferred securities. The trust preferred securities have a thirty-year maturity and may be redeemed at the option of the Trust after ten years. The proceeds from the sale of the trust preferred securities were used by the Trust, along with the company's $0.3 million capital contribution, to acquire $10.8 million in aggregate principal amount of the company's 10.875% Junior Subordinated Deferrable Interest Debentures due 2030. The company has, through the Declaration of Trust establishing the Trust, fully and unconditionally guaranteed on a subordinated basis all of the Trust's obligations with respect to distributions and amounts payable upon liquidation, redemption or repayment.

(10) Stockholders' Equity

The company's authorized capital is divided into common stock and preferred stock. The company is authorized to issue 10,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Holders of common stock are entitled to one vote per share, and are entitled to receive dividends if and when declared by the board of directors. Dividend and liquidation rights of the common stock may be subject to the rights of any outstanding preferred stock.

The company maintains a dividend reinvestment plan pursuant to which shareholders may elect to reinvest some or all of any cash dividends they may receive in shares of the company's common stock at a purchase price equal to fair market value. Shares issued under the plan may be newly issued or treasury shares. In 2001 the company issued 39,770 shares under the plan at a per share purchase price of $16.35. In 2000 the company issued 47,800 shares under the plan at a per share purchase price of $10.32.

The company maintains a shareholders rights plan pursuant to which each share of common stock includes a right to purchase under certain circumstances one-two hundredth of a share of the company's Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $37.50 per one-two hundredth of a preferred share, subject to adjustment, or, in certain circumstances, to receive cash, property, shares of common stock or other securities of the company. The rights are not presently exercisable and remain attached to the shares of common stock until the occurrence of certain triggering events that would ordinarily be associated with an unsolicited acquisition or attempted acquisition of 10% or more of the company's outstanding shares of common stock. The rights will expire, unless earlier redeemed or exchanged by the company, on January 13, 2008. The rights have no voting or dividend privileges, and unless and until they become exercisable have no dilutive effect on the earnings of the company.

Applicable regulatory requirements require the company to maintain Tier 1 capital (which in the case of the company is composed of common equity) equal to 4.00% of average assets (leverage capital ratio), total capital equal to 8.00% of risk-weighted assets (total capital ratio) and Tier 1 capital equal to 4.00% of risk-weighted assets (Tier 1 capital ratio). Total capital includes Tier 1 capital plus Tier 2 capital (which in the case of the company is composed of the general valuation allowance up to 1.25% of risk-weighted assets). The company met all regulatory capital requirements at December 31, 2001.

The company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate or result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on the company's financial statements. Under applicable capital adequacy requirements and the regulatory framework for prompt corrective action applicable to the bank, the company must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the company to maintain the minimum capital amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, both the company and the bank qualify as "well capitalized" under applicable Federal Reserve Board and FDIC regulations. To be categorized as well capitalized, the company and the bank must maintain minimum total, Tier 1 and, in the case of the bank, leverage capital ratios as set forth in the table below.

The company's actual capital amounts and ratios are presented in the table below. The bank's capital amounts and ratios do not differ materially from the amounts and ratios presented.

	Actual		Minimum Capital for Capital Adequacy Purposes		Minimum Capital To Be Well Capitalized	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to risk weighted assets)	$ 48,568	11.31%	$ 34,343	8.0%	$ 42,929	10.0%
Tier 1 Capital (to risk weighted assets)	43,163	10.05%	17,171	4.0%	25,757	6.0%
Tier 1 Capital* (to average assets)	43,163	6.92%	24,954	4.0%	31,192	5.0%
As of December 31, 2000						
Total Capital (to risk weighted assets)	$ 42,124	11.79%	$ 28,572	8.0%	$ 35,715	10.0%
Tier 1 Capital (to risk weighted assets)	37,638	10.54%	14,286	4.0%	21,429	6.0%
Tier 1 Capital* (to average assets)	37,638	6.66%	22,618	4.0%	28,273	5.0%

* For the bank to qualify as "well capitalized", it must also maintain a leverage capital ratio (Tier 1 capital to average assets) of at least 5%. This requirement does not apply to the company and is reflected in the table merely for informational purposes with respect to the bank.

Neither the company nor the bank may declare or pay dividends on its stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(11) Stock Option Plans

The board of directors of the bank adopted a 1988 Stock Option Plan (the "1988 plan"), which was approved by the shareholders of the bank in 1989. The 1988 plan permitted the board of directors to grant both incentive and non-qualified stock options to officers and full-time employees for the purchase of up to 307,804 shares of common stock. The 1988 plan was assumed by and became effective under the company after the completion of the Reorganization discussed in Note 1. While no further grants of options may be made under the 1988 plan, all currently outstanding and unexercised options previously granted under the 1988 plan remain outstanding in accordance with their terms.

The board of directors of the company adopted a 1998 stock incentive plan (the "1998 plan"), which was approved by the shareholders of the company in 1998. . In 2001, both the board of directors and the shareholders of the company approved an amendment and restatement of the 1998 plan to increase the number of shares that may be issued thereunder. The 1998, as so amended and restated, plan permits the board of directors to grant incentive and non-qualified options (as well as shares of stock, with or without restrictions, and stock appreciation rights) to officers and other employees, directors and consultants for the purchase of up to 328,023 shares of common stock.

Under the terms of the 1988 plan and 1998 plan, incentive stock options may not be granted at less than 100% of the fair market value of the shares on the date of grant and may not have a term of more than ten years. Any shares of common stock reserved for issuance pursuant to options granted under the plans which are returned to the company unexercised shall remain available for issuance under the plans. For participants owning 10% or more of the company's outstanding common stock, such options may not be granted at less than 110% of the fair market value of the shares on the date of grant.

In the absence of an active trading market for the company's common stock, the company utilizes a systematic valuation methodology to determine the fair market value on the date of grant of shares subject to options. Accordingly, the per share exercise price on all stock options granted under the 1998 plan has been determined on the basis of a valuation methodology provided to the company by an outside financial advisor, which does not necessarily reflect the actual prices at which shares of the common stock have been purchased and sold in privately negotiated transactions.

All options that have been granted through December 31, 2001 under either the 1988 plan or the 1998 plan, generally become exercisable at the rate of 25% a year. All options granted prior to 1998 expire 10 years from the date of the grant. All options granted after 1997 expire 7 years from the date of grant. All options granted under either plan are categorized as incentive stock options, with the exception of stock options granted in 1999 that were to non employee directors and are non-qualified options.

Stock option transactions are summarized as follows:

	2001		2000		1999	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	230,235	$ 9.61	355,130	$ 8.35	379,550	$ 7.97
Granted	50,650	13.44	-	-	12,760	12.50
Exercised	(5,150)	7.83	(122,970)	5.97	(35,155)	5.62
Forfeited	(3,475)	12.72	(1,925)	9.04	(2,025)	11.54
Outstanding at end of year	272,260	10.32	230,235	9.61	355,130	8.35
Exercisable at end of year	200,070	9.31	179,835	8.97	251,580	7.25
Shares reserved for future grants	170,407		50,654		56,385	

A summary of options outstanding and exercisable by exercise price as of December 31, 2001 follows:

	Outstanding		Exercisable
Exercise Price	# Shares	Wtd. Avg. Remaining Life	# Shares
$5.50	1,100	1.04	1,100
$6.00	3,100	2.33	3,100
$6.75	37,900	3.51	37,900
$7.00	44,700	4.51	44,700
$9.00	42,050	5.50	42,050
$12.50	94,960	3.97	71,220
$13.44	48,450	6.09	-
	272,260	4.58	200,070

During 2001 and 2000, respectively, 8,412 and 8,004 shares of stock were issued to members of the Board of Directors in lieu of cash compensation for attendance at Board and Board Committee meetings. These shares were issued at a fair market value price of $13.44 and $11.46 and were issued from the shares reserved for future grants under the 1998 plan.

In addition to the 122,970 options exercised under the company's option plans in 2000, certain executives of the bank exercised options in February 2000 to acquire an aggregate of 104,000 shares of company common stock from the company's chief executive officer. The options were granted to them in connection with their recruitment at the time the bank was organized and constitute non-qualified options of the company for tax purposes. Accordingly, in connection with the exercise of the options the company realized a compensation expense for tax purposes, which resulted in a tax benefit to the company of $0.4 million. The tax benefit is recorded as an adjustment to additional paid-in capital.

The company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the company's net income would have been reduced to the pro forma amounts indicated below:

($ in thousands, except per share data)	2001	2000	1999
Net income as reported	$ 4,904	$ 3,604	$ 4,083
Pro forma net income	4,741	3,455	3,915
Basic earnings per share as reported	1.43	1.08	1.28
Pro forma basic earnings per share	1.38	1.04	1.23
Fully diluted earnings per share as reported	1.39	1.07	1.22
Pro forma fully diluted earnings per share	1.34	1.03	1.17

Pro forma net income reflects only options granted since 1995. Therefore, the full impact of calculating the compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts above since options granted prior to January 1, 1995 are not considered. The per share weighted average fair value of stock options was determined to be $4.30 and $4.00 for options granted in 2001 and 1999. There were no options granted in 2000. The fair value of the options was determined to be 32% of the market value of the stock at the date of grant. The value was based on consultation with compensation consultants hired by the company and subsequent validation by management using a binomial distribution model. The assumptions used in the model at the last option grant date for the risk-free interest rate, expected volatility and expected life in years were 4.91%, 15%, and 8, respectively.

(12) Employee Benefit Plans

401(k) Defined Contribution Plan

The company has a 401(k) defined contribution employee benefit plan. The 401(k) plan allows eligible employees to contribute a base percentage, plus a supplemental percentage, of their pre-tax earnings to the plan. A portion of the base percentage, as determined by the board of directors, is matched by the company. No company contributions are made for supplemental contributions made by participants. The percentage matched for 2001, 2000 and 1999 were 75%, 75% and 101%, respectively, up to the first 6% contributed by the employee. The company's expense for the 401(k) plan match for the years ended December 31, 2001, 2000 and 1999 was $384,000, $300,000, and $329,000, respectively.

All employees, at least 21 years of age, are immediately eligible to participate. Vesting for the bank's 401(k) plan contribution is based on years of service with participants becoming 20% vested after 3 years of service, increasing pro-rata to 100% vesting after 7 years of service. Amounts not distributable to an employee following termination of employment are returned to the bank.

Employee Bonus Program

The company bonus program includes all employees. Bonuses are paid to the employees based on the accomplishment of certain goals and objectives that are determined at the beginning of the fiscal year and approved by the compensation committee of the board of directors. Participants are paid a share of the bonus pool, based on a pre-determined allocation depending upon which group the employee falls into: vice president and above, officer, and non-officer employees. In 2001, 2000 and 1999, gross payments charged to salaries and benefits expense under the plan were $1,992,000, $1,217,000, and $993,000, respectively. In 2001, in addition to the $1,992,000 increase in salaries, the bank also increased the employer contribution to the 401(k) plan by $116,000, or an additional 25% of employee contributions up to the first 6% contributed by the employee. The $116,000 increase on employer match on the company's 401(k) plan is also included in salaries and benefits for 2001.

The company maintains a supplemental cash bonus plan for its top two executive officers. The goals, objectives and payout schedule of this plan are set by the compensation committee. The plan provides for payment of cash bonuses based on the achievement of a bonus payout to all employees in the employee bonus program discussed in the previous paragraph and the achievement of certain earnings per share goals. In 2001, 2000, and 1999, $292,000, $0, and $222,000, respectively, was charged to salaries and benefits under this plan.

Split-Dollar Plan

The company adopted a Split-Dollar Plan for the company's chief executive officer in 1996 and in 1999 the company increased this plan. In 1999 the company also adopted plans for the president and an executive vice president. The plans provide for the company to fund the purchase of a cash value life insurance policy owned by the executive. Annual premiums are paid by the company until the executive retires. At the time of retirement of the executive, annuity payments are made to the executive. The aggregate amount of the premiums funded is returned to the company at the time of the executive's death. Annual premiums under the three plans are $393,800 through 2004, $127,000 through 2010 and $93,000 through 2012, respectively. The amount charged to expense for these benefits was $10,000, $10,000, and 23,000 in 2001, 2000, and 1999, respectively.

(13) Income Taxes

The components of income tax expense for the years ended December 31 were calculated using the liability method as follows:

($ in thousands)	2001	2000	1999
Current tax expense:			
Federal	$ 2,467	$ 1,417	$ 1,715
State	44	49	48
Total current tax expense	2,511	1,466	1,763
Deferred tax benefit:			
Federal	(767)	(324)	(274)
State	-	-	-
Total deferred tax benefit	(767)	(324)	(274)
Total income tax expense	$ 1,744	$ 1,142	$ 1,489

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate (34%) as follows:

	2001		2000		1999	
($ in thousands)	Amount	%	Amount	%	Amount	%
Computed income tax expense at statutory rate	$ 2,260	34.0%	$ 1,614	34.0%	$ 1,894	34.0%
State income taxes, net of federal tax benefit	29	0.4%	32	0.7%	32	0.6%
Municipal bond interest	(654)	(9.8%)	(624)	(13.1%)	(536)	(9.6%)
Other	109	1.6%	120	2.5%	99	1.7%
Income tax expense	$ 1,744	26.2%	$ 1,142	24.1%	$ 1,489	26.7%

At December 31 the tax effects of each type of income and expense item that give rise to deferred taxes are:

($ in thousands)	2001	2000
Deferred tax asset:		
Allowance for loan losses	$ 2,964	$ 2,120
Depreciation	607	562
Goodwill	129	40
Other	42	253
Total	3,742	2,975
Deferred tax liability:		
Net unrealized appreciation on Investment securities	1,708	766
Net deferred tax asset	$ 2,034	$ 2,209

Management believes that it is more likely than not that current recoverable income taxes and the results of future operations will generate sufficient taxable income to realize the deferred tax asset existing at December 31, 2001.

(14) Related Party Transactions

The company's offices in Lowell, Massachusetts, are leased from realty trusts, the beneficiaries of which included during the years ended December 31, 2001, 2000 and 1999 various bank officers and directors. The maximum remaining term of the leases including options is for 20 years.

Total amounts paid to the realty trusts for the years ended December 31, 2001, 2000, and 1999, were $617,000, $474,000 and $366,000, respectively.

(15) Commitments, Contingencies and Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced lines of credit.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the company has in the particular classes of financial instruments.

The company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet credit risk at December 31, 2001 and 2000, are as follows:

($ in thousands)	2001	2000
Commitments to originate loans	$ 14,562	$ 17,700
Standby letters of credit	5,032	3,187
Unadvanced portions of consumer loans (including credit card loans)	3,738	2,252
Unadvanced portions of construction loans	20,662	9,901
Unadvanced portions of home equity loans	22,798	19,063
Unadvanced portions of commercial lines of credit	59,323	49,835

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include security interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The company originates residential mortgage loans under agreements to sell such loans, generally with servicing released. At December 31, 2001 and 2000, the company had commitments to sell loans totaling $4,903,000 and $806,000, respectively.

The company manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit risk exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory and real property. Residential mortgage and home equity loans are secured by the real property financed. Consumer loans such as installment loans are generally secured by the personal property financed. Credit card loans are generally unsecured. Commercial real estate loans are generally secured by the underlying real property and rental agreements.

The bank is required to maintain in reserve certain amounts of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and Due from Banks," was approximately $2,800,000 and $1,500,000 at December 31, 2001, and 2000.

The company is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of any present litigation will have a material adverse effect on the financial condition or results of operations of the company.

(16) Fair Values of Financial Instruments

The following methods and assumptions were used by the company in estimating fair values of its financial instruments:

The respective carrying values of certain financial instruments approximated their fair value, as they were short-term in nature or payable on demand. These include cash and due from banks, daily federal funds sold, accrued interest receivable, repurchase agreements, accrued interest payable and non-certificate deposit accounts.

Investments: Fair values for investments were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments. The carrying amount of FHLB stock reported approximates fair value. If the FHLB stock is redeemed, the company will receive an amount equal to the par value of the stock.

Loans: The fair values of loans, was determined using discounted cash flow analysis, using interest rates currently being offered by the company. The incremental credit risk for non-accrual loans was considered in the determination of the fair value of the loans.

The fair values of the unused portion of lines of credit and letters of credit were based on fees currently charged to enter into similar agreements and were estimated to be the fees charged. Commitments to originate non-mortgage loans were short-term and were at current market rates and estimated to have no fair value.

Financial liabilities: The fair values of time deposits were estimated using discounted cash flow analysis using rates offered by the bank on December 31, 2001 for similar instruments. The fair value of trust preferred securities was estimated using discounted cash flow analysis using a market rate of interest at December 31, 2001.

Limitations: The estimates of fair value of financial instruments were based on information available at December 31, 2001 and 2000 and are not indicative of the fair market value of those instruments at the date this report is published. These estimates do not reflect any premium or discount that could result from offering for sale at one time the bank's entire holdings of a particular financial instrument. Because no active market exists for a portion of the bank's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates were based on existing on and off-balance sheet financial instruments without an attempt to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments, including premises and equipment and foreclosed real estate.

In addition, the tax ramifications related to the realization of the unrealized appreciation and depreciation can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the company.

	2001		2000	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 37,861	$ 37,861	$ 54,105	$ 54,105
Investment securities	197,060	197,060	185,184	185,184
Loans, net	367,780	380,374	305,797	310,852
Accrued interest receivable	3,586	3,586	4,078	4,078
Financial liabilities:				
Non-interest bearing demand deposits	107,000	107,000	100,917	100,917
Savings, PIC and money market	267,631	267,631	201,482	201,482
Time deposits	152,322	153,056	159,576	159,988
Short-term borrowings	44,449	44,449	58,271	58,271
Escrow deposit of borrowers	931	931	1,106	1,106
Accrued interest payable	805	805	1,031	1,031
Trust preferred securities	10,500	10,674	10,500	10,923

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(17) Parent Company Only Financial Statements

Balance Sheets

($ in thousands)	December 31, 2001	December 31, 2000
Assets		
Cash and due from subsidiary	$ 388	$ 427
Investment in subsidiary	53,166	46,548
Other assets	362	375
Total assets	$ 53,916	$ 47,350
Liabilities and Stockholders' Equity		
Junior subordinated deferrable interest debentures	10,825	10,825
Accrued interest payable	370	370
Total liabilities	11,195	11,195
Stockholder's equity:		
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued	$ -	$ -
Common stock, $0.01 par value per share; 10,000,000 shares authorized at December 31, 2001 and 2000, respectively; 3,461,999 and 3,408,667 shares issued and outstanding at December 31, 2001 and 2000, respectively	35	34
Additional paid-in capital	18,654	17,843
Retained earnings	20,715	16,793
Accumulated other comprehensive income	3,317	1,485
Total stockholders' equity	$ 42,721	$ 36,155
Total liabilities and stockholders' equity	$ 53,916	$ 47,350

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

Statements of Income

($ in thousands)	For the years ended December 31, 2001	2000	1999
Undistributed equity in net income of Subsidiary	$ 4,786	$ 4,203	$ 3,811
Dividends received from subsidiary	918	16	278
Total subsidiary income	5,704	4,219	4,089
Interest expense	1,177	909	-
Other operating expenses	15	11	(6)
Total operating expenses	1,192	920	(6)
Income before income taxes	4,512	3,299	4,083
Income tax benefit	392	305	-
Net income	$ 4,904	$ 3,604	$ 4,083

Statements of Cash Flows

($ in thousands)	For the years ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,904	$ 3,604	$ 4,083
Undistributed equity in net income of subsidiary	(4,786)	(4,203)	(3,811)
Increase/(decrease) in other assets	13	(366)	(9)
Increase in other liabilities	-	370	-
Net cash (used in) provided by operating activities	131	(595)	263
Cash flows from investing activities:			
Investments in subsidiaries	-	(10,996)	-
Net cash used in investing activities	-	(10,996)	-
Cash flows from financing activities:			
Proceeds from issuance of junior subordinated deferrable interest debentures	-	10,825	-
Cash dividends paid	(982)	(837)	(667)
Proceeds from issuance of common stock	764	586	388
Proceeds from exercise of stock options	48	1,110	201
Net cash (used in) provided by Financing activities	(170)	11,684	(78)
Net increase/(decrease) in cash and cash equivalents	(39)	93	185
Cash and cash equivalents, beginning of period	427	334	149
Cash and cash equivalents, end of period	$ 388	$ 427	$ 334

Cash and cash equivalents include cash and due from subsidiary.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(18) Quarterly Results of Operations (Unaudited)

($ in thousands, except share data)	2001 First Quarter	2001 Second Quarter	2001 Third Quarter	2001 Fourth Quarter
Interest and dividend income	$ 10,318	$ 10,364	$ 10,629	$ 10,229
Interest expense	4,067	3,652	3,521	2,877
Net interest income	6,251	6,712	7,108	7,352
Provision for loan losses	210	420	850	1,000
Net interest income after provision for loan losses	6,041	6,292	6,258	6,352
Non-interest income	1,506	1,155	1,472	1,372
Non-interest expense	5,926	5,790	6,049	6,035
Income before income taxes	1,621	1,657	1,681	1,689
Income tax expense	440	455	430	419
Net income	$ 1,181	$ 1,202	$ 1,251	$ 1,270
Basic earnings per share	$ 0.35	$ 0.35	$ 0.36	$ 0.37
Diluted earnings per share	$ 0.34	$ 0.34	$ 0.35	$ 0.36

($ in thousands, except share data)	2000 First Quarter	2000 Second Quarter	2000 Third Quarter	2000 Fourth Quarter
Interest and dividend income	$ 8,355	$ 9,267	$ 10,110	$ 10,414
Interest expense	3,635	4,086	4,165	4,243
Net interest income	4,720	5,181	5,945	6,171
Provision for loan losses	126	159	159	159
Net interest income after provision for loan losses	4,594	5,022	5,786	6,012
Non-interest income	668	741	827	1,062
Non-interest expense	3,956	4,611	5,504	5,895
Income before income taxes	1,306	1,152	1,109	1,179
Income tax expense	337	273	260	272
Net income	$ 969	$ 879	$ 849	$ 907
Basic earnings per share	$ 0.30	$ 0.27	$ 0.25	$ 0.26
Diluted earnings per share	$ 0.29	$ 0.27	$ 0.25	$ 0.26

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Part III

Item 10. Directors and Executive Officers of the Registrant

(a) Certain information regarding directors and executive officers and identification of significant employees of the company in response to this item is incorporated herein by reference from the discussion under the captions "Information Regarding Executive Officers and Other Significant Employees" and "Proposal One Election of Class of Directors" of the proxy statement for the company's annual meeting of stockholders to be held May 7, 2002, which it expects to file with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this report.

Directors of the Company

George L. Duncan
Chairman and Chief Executive Officer of the Company and the Bank

Richard W. Main
President of the Company; President, Chief Operating Officer and
Chief Lending Officer of the Bank

Walter L. Armstrong
Retired; former Executive Vice President of the Bank

Kenneth S. Ansin
President, Norwood Cabinet Company

Gerald G. Bousquet, M.D.
Physician; director and partner in several health care entities

Kathleen M. Bradley
Retired; former owner, Westford Sports Center, Inc.

John R. Clementi
President, Plastican, Inc., a plastic shipping container manufacturer

James F. Conway, III
Chairman, Chief Executive Officer and President
Courier Corporation, a commercial printing company

Dr. Carole A. Cowan
President, Middlesex Community College

Nancy L. Donahue
Chair of the Board of Trustees, Merrimack Repertory Theatre

Lucy A. Flynn
Former Executive Vice President, Marketing, of ADS Financial Service Solutions

Eric W. Hanson
Chairman and President, D.J. Reardon Company, Inc., a beer distributorship

John P. Harrington
Energy Consultant for Tennessee Gas Pipeline Company

Arnold S. Lerner
Vice Chairman and Clerk of the Company and the Bank
Director, Courier Corporation, a commercial printing company

Charles P. Sarantos
Chairman, C&I Electrical Supply Co., Inc.

Michael A. Spinelli
Owner, Merrimack Travel Service, Inc.
Chairman Emeritus, Vacation.com

Additional Executive Officers of the Company

Name	Position
John P. Clancy, Jr.	Treasurer of the Company; Executive Vice President, Chief Financial Officer, Treasurer and Chief Investment Officer of the Bank
Robert R. Gilman	Executive Vice President, Administration, and Commercial Lender of the Bank
Stephen J. Irish	Executive Vice President, Chief Information Officer and Chief Operations Officer of the Bank

Items 11, 12 and 13.

The information required in Items 11, 12 and 13 of this part is incorporated herein by reference to the company's definitive proxy statement for its annual meeting of stockholders to be held May 7, 2002, which it expects to file with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this report.

Part IV

Item 14. Exhibits List and Reports on Form 8-K

Exhibit #	Exhibit Description
2.1	Purchase and Assumption Agreement dated as of September 22, 1999 by and among Fleet Financial Group, Inc., Fleet National Bank, Enterprise Bancorp, Inc. and Enterprise Bank and Trust Company (exclusive of disclosure schedules), incorporated by reference to Exhibit 2.1 to the company's Form 10-Q for the quarter ended September 30, 1999.
3.1	Restated Articles of Organization of the Company, as amended through May 10, 1999, incorporated by reference to Exhibit 3.1 to the company's Form 10-Q for the quarter ended March 31, 1999.
3.2	Amended and Restated Bylaws of the company, incorporated by reference to Exhibit 3.1 to the company's Form 10-QSB for the quarter ended June 30, 1997.
4.1	Rights Agreement dated as of January 13, 1998 between Enterprise Bancorp, Inc. and Enterprise Bank and Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form 8-A filed on January 14, 1998.
4.2	Terms of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit 4.2 to the company's Registration Statement on Form 8-A filed on January 14, 1998.
4.3	Summary of Rights to Purchase Shares of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit 4.3 to the company's Registration Statement on Form 8-A filed on January 14, 1998.
4.4	Form of Rights Certificate, incorporated by reference to Exhibit 4.4 to the company's Registration Statement on Form 8-A filed on January 14, 1998.

10.1	Lease agreement dated July 22, 1988, between the bank and First Holding Trust relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.1 to the company's Form 10-QSB for the quarter ended June 30, 1996.
10.2	Amendment to lease dated December 28, 1990, between the bank and First Holding Trust for and relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.2 to the company's Form 10-QSB for the quarter ended June 30, 1996.
10.3	Amendment to lease dated August 15, 1991, between the bank and First Holding Trust for 851 square feet relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.3 to the company's Form 10-QSB for the quarter ended June 30, 1996.
10.4	Lease agreement dated May 26, 1992, between the bank and Shawmut Bank, N.A., for 1,458 square feet relating to the premises at 170 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.4 to the company's Form 10-QSB for the quarter ended June 30, 1996.
10.5	Lease agreement dated March 14, 1995, between the bank and North Central Investment Limited Partnership for 3,960 square feet related to the premises at 2-6 Central Street, Leominster, Massachusetts, incorporated by reference to Exhibit 10.5 to the company's Form 10-QSB for the quarter ended June 30, 1996.
10.6	Employment Agreement dated as of June 1, 2001 by and among the company, the bank and George L. Duncan, incorporated by reference to Exhibit 10.41 to the company's Form 10-Q for the quarter ended June 30, 2001.
10.7	Employment Agreement dated as of June 1, 2001 by and among the company, the bank and Richard W. Main, incorporated by reference to Exhibit 10.42 to the company's Form 10-Q for the quarter ended June 30, 2001.
10.8	Lease agreement dated June 20, 1996, between the bank and Kevin C. Sullivan and Margaret A. Sullivan for 4,800 square feet related to the premises at 910 Andover Street, Tewksbury, Massachusetts, incorporated by reference to Exhibit 10.10 to the company's Form 10-KSB for the year ended December 31, 1996.
10.9	*Split Dollar Agreement for George L. Duncan, incorporated by reference to* Exhibit 10.13 to the company's Form 10-KSB for the year ended December 31, 1996.
10.10	Lease agreement dated April 7, 1993 between the bank and Merrimack Realty Trust for 4,375 square feet relating to premises at 21-27 Palmer Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.12 to the company's Form 10-KSB for the year ended December 31, 1997.
10.11	Lease agreement dated September 1, 1997, between the bank and Merrimack Realty Trust to premises at 129 Middle Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.13 to the company's Form 10-KSB for the year ended December 31, 1997.
10.12	Lease agreement dated May 2, 1997 between the bank and First Lakeview Avenue Limited Partnership to premises at 1168 Lakeview Avenue, Dracut, Massachusetts, incorporated by reference to Exhibit 10.14 to the company's Form 10-KSB for the year ended December 31, 1997.

10.13	Enterprise Bancorp, Inc. 1988 Stock Option Plan, incorporated by reference to Exhibit 10.15 to the company's Form 10-KSB for the year ended December 31, 1997.
10.14	Enterprise Bancorp, Inc. Amended and Restated 1998 Stock Incentive Plan, incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form S-8 (Reg. No. 333-60036), filed May 2, 2001.
10.15	Enterprise Bancorp, Inc. automatic dividend reinvestment plan, incorporated by reference to the section of the company's Registration Statement on Form S-3 (Reg. No. 333-79135), filed May 24, 1999, appearing under the heading "The Plan".
10.16	Split Dollar Agreement for Richard W. Main, incorporated by reference to Exhibit 10.17 to the company's Form 10-Q for the quarter ended March 31, 1999.
10.17	Split Dollar Agreement for Robert R. Gilman, incorporated by reference to Exhibit 10.18 to the company's Form 10-Q for the quarter ended March 31, 1999.
10.18	Additional Split Dollar Agreement for George L. Duncan, incorporated by reference to Exhibit 10.40 to the company's Form 10-K for the year ended December 31, 1999.
10.19	Change in Control/Noncompetition Agreement dated as of July 17, 2001 by and among the company, the bank and Diane J. Silva, incorporated by reference to Exhibit 10.43 to the company's Form 10-Q for the quarter ended September 30, 2001.
10.20	Change in Control/Noncompetition Agreement dated as of July 17, 2001 by and among the company, the bank and Brian H. Bullock, incorporated by reference to Exhibit 10.44 to the company's Form 10-Q for the quarter ended September 30, 2001.
10.21	Change in Control/Noncompetition Agreement dated as of August 1, 2001 by and among the company, the bank and Robert R. Gilman, incorporated by reference to Exhibit 10.45 to the company's Form 10-Q for the quarter ended September 30, 2001.
10.22	Change in Control/Noncompetition Agreement dated as of August 7, 2001 by and among the company, the bank and Chester J. Szablak Jr., incorporated by reference to Exhibit 10.46 to the company's Form 10-Q for the quarter ended September 30, 2001.
21.0	Subsidiaries of the Registrant.
23.0	Consent of KPMG LLP.

(b)Reports on Form 8-K

The company has not filed any report on Form 8-K during the quarter ended December 31, 2001.

ENTERPRISE BANCORP, INC.
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERPRISE BANCORP, INC.

Date: March 19, 2002

By: /s/ John P. Clancy, Jr.
John P. Clancy, Jr.
Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George L. Duncan George L. Duncan	Chairman, Chief Executive Officer and Director	March 19, 2002
/s/ Richard W. Main Richard W. Main	President, Chief Operating Officer and Director	March 19, 2002
/s/ John P. Clancy, Jr. John P. Clancy Jr.	Treasurer (Principal Financial Officer)	March 19, 2002
/s/ Joseph R. Lussier Joseph R. Lussier	(Principal Accounting Officer)	March 19, 2002
/s/ Kenneth S. Ansin Kenneth S. Ansin	Director	March 19, 2002
/s/ Walter L. Armstrong Walter L. Armstrong	Director	March 19, 2002
/s/ Gerald G. Bousquet, M.D. Gerald G. Bousquet, M.D.	Director	March 19, 2002
/s/ Kathleen M. Bradley Kathleen M. Bradley	Director	March 19, 2002
/s/ John R. Clementi John R. Clementi	Director	March 19, 2002
/s/ James F. Conway, III James F. Conway, III	Director	March 19, 2002
/s/ Carole A. Cowan Carole A. Cowan	Director	March 19, 2002
/s/ Nancy L. Donahue Nancy L. Donahue	Director	March 19, 2002
/s/ Lucy A. Flynn Lucy A. Flynn	Director	March 19, 2002
/s/ Eric W. Hanson Eric W. Hanson	Director	March 19, 2002
/s/ John P. Harrington John P. Harrington	Director	March 19, 2002
/s/ Arnold S. Lerner Arnold S. Lerner	Director, Vice Chairman and Clerk	March 19, 2002
/s/ Charles P. Sarantos Charles P. Sarantos	Director	March 19, 2002
/s/ Michael A. Spinelli Michael A. Spinelli	Director	March 19, 2002



Enterprise Bancorp, Inc.

Enterprise Bank And Trust Company

222 Merrimack Street, Lowell, Massachusetts 01852
(978) 459-9000

Branch Offices:

674 Boston Road,
Billerica, MA 01821
(978) 262-0123

223 Boston Road,
North Billerica, MA 01862
(978) 262-0100

20 Drum Hill Road,
Chelmsford, MA 01824
(978) 442-5500

185 Littleton Road,
Chelmsford, MA 01824
(978) 442-5588

1168 Lakeview Avenue,
Dracut, MA 01826
(978) 957-5100

4 Central Street,
Leominster, MA 01453
(978) 534-7400

910 Andover Street,
Tewksbury, MA 01876
(978) 863-5500

237 Littleton Road,
Westford, MA 01886
(978) 692-4100

Mortgage Center
27 Palmer Street, Lowell, MA 01852
(978) 459-9000

Investment Management And Trust Division
222 Merrimack Street, Lowell, MA 01852
(978) 459-9000

Coming Soon: Lowell Connector Branch
at 430 Gorham Street, Lowell, MA 01852
(978) 937-9000

Email: starship@ebtc.com
www.EnterpriseBankandTrust.com


ENTERPRISE BANCORP, INC.

parent company of ENTERPRISE BANK AND TRUST COMPANY

"Johnny Appleseed Festival," a painting by local artist Jeanne Zephir hangs in the lobby of Enterprise Bank's Leominster Office.


Johnny Appl
PLANT

ENTERPRISE BANCORP, INC.

parent company of ENTERPRISE BANK AND TRUST COMPANY

BILLERICA ◇ CHELMSFORD ◇ DRACUT ◇ LEOMINSTER ◇ LOWELL ◇ TEWKSBURY ◇ WESTFORD

Member FDIC